Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160526

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, dated June 28, 2010

Prospectus Supplement
(To Prospectus dated September 3, 2009)

Isle of Capri Casinos, Inc.

9,000,000 Shares
Common Stock

We are offering 9,000,000 shares of our common stock, par value $0.01 per share.

Our common stock is listed on the Nasdaq Stock Market under the symbol "ISLE." On June 25, 2010, the last sale price of our common stock as reported on the Nasdaq Stock Market was $12.41 per share.

An investment in our common stock involves various risks and prospective investors should carefully consider the matters discussed under "Risk Factors" beginning on page S-10 of this prospectus supplement and beginning on page 10 of our Annual Report on Form 10-K/A for the fiscal year ended April 25, 2010, as well as the other risks described in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference therein, before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase a maximum of 1,350,000 additional shares of our common stock to cover over-allotments, if any, exercisable, in whole or in part, at any time until 30 days after the date of this prospectus supplement.

The shares of our common stock will be ready for delivery in book-entry form through The Depository Trust Company on or about             , 2010.

Deutsche Bank Securities	Credit Suisse

Wells Fargo Securities

The date of this prospectus supplement is                           , 2010.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. We are providing information to you about this offering in two separate documents that are combined together. The first document is this prospectus supplement, which describes the specific terms of this offering. The second document is the accompanying prospectus, which provides more general information, some of which may not apply to this offering. You should read this entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under "Where You Can Find More Information."

        You should rely only on the information contained or incorporated or deemed to be incorporated by reference in the accompanying prospectus and any free writing prospectus prepared by or on behalf of us in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus nor any such free writing prospectus is an offer to sell or a solicitation of an offer to buy any securities other than the common stock to which it relates or an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated or deemed to be incorporated by reference in the accompanying prospectus is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations, liquidity and prospects may have changed since those dates.

        References to the "Company," "we," "us," and "our" in this prospectus supplement and the accompanying prospectus are to Isle of Capri Casinos, Inc., or Isle of Capri Casinos, Inc. and its consolidated subsidiaries, as the context requires.

Industry and Market Data

        In this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus, we rely on and refer to information and statistics regarding the industry and the sectors in which we operate. We obtained this information and statistics from various third-party sources and our own internal estimates. We believe that these sources and estimates are reliable, but have not independently verified them and cannot guarantee their accuracy or completeness.

S-i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference in each, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management's current expectations, estimates, and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "forecasts," "will," "should," "approximately," "pro forma," variations of these words, and similar expressions are intended to identify these forward-looking statements. Certain factors, including but not limited to those identified under the heading "Risk Factors" in this prospectus supplement, as well as those in Item 1A, "Risk Factors" and elsewhere in our Annual Report on Form 10-K/A for the fiscal year ended April 25, 2010 and our other filings with the Securities and Exchange Commission, which are incorporated by reference into the accompanying prospectus, may cause actual results to differ materially from current expectations, estimates, projections, and forecasts and from past results. You are cautioned not to unduly rely on such statements, which speak only as of the date made. The Company undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

S-ii

SUMMARY

        The following is a summary of the information contained or incorporated by reference into the accompanying prospectus. You should read this entire prospectus supplement, prospectus and the incorporated documents before making an investment decision. Unless the context otherwise indicates, the information herein assumes that the over-allotment option is not exercised.

The Company

        We are a leading developer, owner and operator of branded gaming facilities and related lodging and entertainment facilities in regional markets in the United States. As of June 9, 2010, we own and operate 15 casino properties in six states. Collectively, these properties feature over 15,000 slot machines and over 350 table games (including approximately 95 poker tables) over 3,000 hotel rooms and more than three dozen restaurants. We also operate a harness racing track at our casino in Florida. We have sought and established geographic diversity to limit the risks caused by weather, regional economic difficulties, gaming tax rates and regulations of local gaming authorities.

        Our business approach is anchored by a disciplined application of the following strategies:

     Focusing on core operating principles that have proven successful.

        Our operating focus is to deliver a superior guest experience by providing customers with the most popular gaming product in a clean, safe, friendly and fun environment. These areas have been shown through customer research to embody the attributes of a gaming entertainment experience most important to our customers in choosing which casino to visit. We emphasize, among other things, customer courtesy and we have implemented a proprietary program to measure our progress against standards for certain courtesy behaviors. In addition, many of our capital and operating plans are intended to improve on guest satisfaction, including quality, accessibility and cleanliness of areas frequented by our customers, such as hotel rooms and other public areas in our hotels and casino floors. We also have implemented employee incentive programs designed to encourage employees to deliver superior customer service and courtesy.

     Driving value through product offerings and branding.

        Our current strategy is to evolve into operating our properties under two separate brand names: Isle and Lady Luck (which we re-launched in fiscal 2009). We use the Isle brand primarily at properties that have a regional draw. These are generally casinos in larger markets where we have expansion potential demonstrated by either the size of the market or excess land that we control. The Isle-branded properties typically offer expanded amenities, such as hotel rooms, expanded food and beverage offerings and conference and convention capabilities.

        We use the Lady Luck brand on properties that predominantly draw local customers, which are typically in smaller markets with less expansion potential. The goal of the Lady Luck brand is to offer high quality entertainment options, featuring casual dining and popular local entertainment in a comfortable setting in addition to a first class gaming experience. We have completed the refurbishment and rebranding of three of our existing Isle properties under the Lady Luck brand: Marquette, Iowa in September 2009, Colorado Central Station in Black Hawk, Colorado in June 2009 and Caruthersville, Missouri in December 2008. We intend to rebrand some of our other existing properties under the Lady Luck name during the next few years assuming economic conditions improve and capital availability is enhanced. Our current expectations are that Natchez, Lula and Vicksburg, Mississippi; Lake Charles, Louisiana; Boonville, and Kansas City, Missouri; and Davenport, Iowa will eventually be rebranded to Lady Luck casinos.

     Continuing to focus on financial discipline.

        During the last 24 months, we have reduced our outstanding debt from approximately $1.5 billion as of April 27, 2008 to $1.2 billion or a reduction of approximately $300 million. We achieved this reduction through the use of cash obtained from the settlement of our Hurricane Katrina claim and cash flows from operations. We retired $142.7 million of the 7% senior subordinated notes for $82.8 million through a tender offer in February 2009 and prepaid $35 million of our term loans under our senior secured credit facility in March 2009. In addition, we recently entered into an amendment to our senior secured credit facility that permits increased flexibility in operations and capital spending. We continually seek opportunities to improve our capital structure.

     Aggressively pursuing prudent growth opportunities.

        We intend to continue to expand our operations through acquisitions, such as our recent acquisition of the Rainbow Casino located in Vicksburg, Mississippi for approximately $80 million, and through management of casinos owned by third parties.

        We formed Isle Gaming Management, a management and consulting division of the Company, in 2009 to leverage our experienced and respected management team and intellectual property assets by managing and operating casinos owned by third parties in exchange for management and other fees. The goal of Isle Gaming Management is to allow us to manage additional casino properties without requiring extensive capital investment. In January 2010, we entered into a management agreement with Nemacolin Woodlands Resort. Nemacolin is located in southwestern Pennsylvania near the West Virginia border, approximately 40 miles northeast of Morgantown, West Virginia and approximately 60 miles southeast of Pittsburgh, Pennsylvania. Nemacolin has filed an application with the Pennsylvania Gaming Control Board for the one remaining resort casino license in Pennsylvania. Nemacolin is one of four applicants. We have also filed an application to be licensed as a casino operator in Pennsylvania. If Nemacolin is awarded the license and we are granted an operator's license, we have agreed to make certain improvements to an existing building at the resort, which will house a Lady Luck casino that we will manage. We will pay an annual fee to the resort owner and in return will receive a management fee equal to the earnings before interest, taxes, depreciation and amortization ("EBITDA") of the casino after payment of the fee to Nemacolin. The Pennsylvania Gaming Commission has not set a timeline for the award of the remaining casino license. We are actively seeking other opportunities to manage casinos owned by third parties.

Our Properties

        The table below lists, as of June 9, 2010, our properties and the location, date of acquisition or opening and numbers of slot machines, table games, hotel rooms and parking spaces for each property:

Property	Date acquired or Opened	Slot Machines	Table Games	Hotel Rooms	Parking Spaces
Louisiana
Lake Charles	July 1995	1,840	75	493	2,335
Mississippi
Lula	March 2000	1,215	17	484	1,583
Biloxi	August 1992	1,292	36	710	1,600
Natchez	March 2000	619	10	141	908
Vicksburg	June 2010	801	6	—	948
Missouri
Kansas City	June 2000	1,201	22	—	1,618
Boonville	December 2001	981	19	140	1,101
Caruthersville	June 2007	619	16	—	1,000
Iowa
Bettendorf	March 2000	1,010	31	514	1,597
Rhythm City-Davenport	October 2000	954	16	—	911
Marquette	March 2000	600	13	—	475
Waterloo	June 2007	1,040	32	195	1,487
Colorado
Isle Casino Hotel—Black Hawk	December 1998	1,164	23	238	1,100
Lady Luck Casino—Black Hawk	April 2003	581	20	164	1,200
Florida
Pompano Park	July 1995/April 2007	1,463	38	—	3,781

		15,380	374	3,079	21,644

        Our principal executive office is located at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141. Our telephone number is (314) 813-9200. We maintain an Internet Web site at http://www.islecorp.com. Information contained on our Web site is not incorporated by reference into the accompanying prospectus and you should not consider information contained on our Web site as part of this prospectus supplement.

Recent Developments

     Acquisition of Rainbow Casino in Vicksburg, Mississippi.

        On June 8, 2010, through our subsidiaries, IOC-Vicksburg, Inc. and IOC-Vicksburg, L.L.C., we completed the acquisition of the Rainbow Casino located in Vicksburg, Mississippi pursuant to a Purchase Agreement, dated April 1, 2010, with United Gaming Rainbow, Inc. and Bally Technologies, Inc. The purchase price was $80 million, subject to certain post-closing purchase price adjustments. We funded the purchase price with borrowings under our senior secured credit facility. Additionally, we and Bally Technologies, Inc. have entered into various systems and gaming agreements with respect to our gaming properties. Our report on Form 8-K/A, filed on June 25, 2010, contains historical financial statements of Rainbow Casino-Vicksburg Partnership, L.P. and our pro forma financial statements giving effect to our acquisition of Rainbow Casino.

     Amendment to Certification of Incorporation and Entry into Goldstein Governance
    Agreement.

        This offering will result in the dilution of the ownership of our common stock by members of the Goldstein family, including Robert Goldstein, our Vice Chairman, and Jeffrey Goldstein and Richard Goldstein, two of our directors, and various family trusts and other entities associated with members of the Goldstein family (the "Goldstein Group"). Assuming that members of the Goldstein Group do not purchase any stock in this offering, their collective ownership will decrease from 50.1% of our outstanding stock on a fully diluted basis to approximately 39.2% of our common stock on a fully diluted basis after giving pro forma effect to this offering, or 38.0% if the underwriters' overallotment option is exercised in full.

        In connection with the acceptance by the Goldstein Group to have its percentage ownership of the Company's common stock diluted by this offering, our board of directors has approved amendments to our certificate of incorporation and has entered into an agreement, dated as of June 27, 2010, with the Goldstein Group (the "Goldstein Governance Agreement") in respect of such amendments. Pursuant to the Goldstein Governance Agreement, members of the Goldstein Group have agreed that, prior to the closing of this offering, members of the Goldstein Group who collectively hold a majority of our outstanding shares of common stock will approve the amendments to our certificate of incorporation. We expect the amendments to become effective approximately 30 days after the date of this prospectus supplement. The amendments to our certificate of incorporation will:

  •
  increase the authorized number of shares of our common stock from 45,000,000 shares to 60,000,000 shares;

  •
  provide that, until the Supermajority Expiration Time (as hereinafter defined), we may not, without the affirmative vote of the holders of at least 66 2/3% of the Company's voting power, voting as a single class, authorize, adopt or approve certain extraordinary corporate transactions; and

  •
  provide for the classification of our board of directors and three-year terms of service for each class of directors.

        Our board of directors has also agreed to approve and adopt all necessary amendments to our by-laws to be consistent with the terms of the Goldstein Governance Agreement and the amendments to our certificate of incorporation.

        Pursuant to the Goldstein Governance Agreement, we have agreed that until the Nomination Expiration Date (as hereinafter defined), we will take all action reasonably necessary for the board of directors to nominate and recommend for election by the stockholders each of Robert Goldstein, Jeffrey Goldstein and Richard Goldstein (collectively, the "Goldstein Directors") (or, in the event that any of them dies or becomes legally incapacitated, another descendant of Bernard Goldstein (including a person legally adopted before the age of five), who is suitable to serve as our director pursuant to applicable Nasdaq requirements and other applicable law and designated by the remaining Goldstein Directors, who then are competent; provided, however, if our board of directors reasonably objects to such designee, another descendant reasonably acceptable to our board of directors may so be designated by the remaining qualified Goldstein Directors), at any annual meeting at which their respective directorship terms are scheduled to expire. Until the Supermajority Expiration Time, we may not amend, modify or repeal provisions of the certificate of incorporation, as amended, setting forth the staggered board without the approval of the holders of a majority of the shares of our common stock held by the Goldstein Group. Notwithstanding the foregoing, if the underwriting agreement is not executed on or prior to July 23, 2010 (or such later date as may be mutually agreed to by us and the Goldstein Group), we will not proceed with the amendments to our certificate of incorporation or by-laws and will take all steps necessary to effect such abandonment.

        See "Description of Common Stock" for a more detailed description of the amendments to our certificate of incorporation.

THE OFFERING

Issuer	Isle of Capri Casinos, Inc.
Common stock offered	9,000,000 shares (or 10,350,000 shares if the underwriters exercise their over-allotment option in full)
Common stock to be outstanding after the offering (1)	41,445,988 shares (or 42,795,988 shares if the underwriters exercise their over-allotment option in full)
Use of proceeds
We intend to use a portion of the net proceeds from this offering to temporarily repay borrowings outstanding under our revolving line of credit, of which $80 million was incurred to fund the purchase of Rainbow Casino. Any amounts that we repay under our revolving line of credit may be reborrowed, subject to customary conditions. We intend to use a portion of the net proceeds to pay Greenhill & Co., LLC for certain financial advisory services performed prior to this offering. We intend to use the remaining proceeds from this offering for general corporate purposes. Certain affiliates of Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, as lenders under our senior secured credit facility, will receive a portion of the net proceeds through the repayment of borrowings outstanding under our revolving line of credit. See "Use of Proceeds."
Nasdaq listing	Our common stock is listed on the Nasdaq Stock Market under the symbol "ISLE."

(1)
The number of shares outstanding after this offering is based on 32,445,988 shares of common stock outstanding as of June 25, 2010, and excludes 2,220,296 shares of common stock available for issuance under our 2009 Long-Term Stock Incentive Plan, including 783,185 shares of common stock issuable upon exercise of outstanding stock options as of June 17, 2010 at a weighted average exercise price of $11.29 per share.

SUMMARY FINANCIAL INFORMATION

        The following table sets forth a summary of our historical and pro forma financial data for the periods ended or as of the dates indicated. You should read this table in conjunction with "Selected Consolidated Financial Information," our consolidated financial statements and related notes incorporated by reference into the accompanying prospectus. Our report on Form 8-K/A, filed on June 25, 2010, which is incorporated by reference into the accompanying prospectus, contains historical financial statements of Rainbow Casino-Vicksburg Partnership, L.P. and our pro forma financial statements giving effect to our acquisition of Rainbow Casino.

        We derived the summary historical statement of operations and other data for our fiscal years ended April 25, 2010, April 26, 2009, April 27, 2008 and the balance sheet data as of April 25, 2010 from our audited consolidated financial statements incorporated by reference into the accompanying prospectus.

        The operating data in the table below is derived from our non-financial books and records, not from our financial statements.

        The unaudited pro forma balance sheet data as of April 25, 2010 gives effect to our acquisition of Rainbow Casino. The unaudited pro forma as adjusted balance sheet information gives effect to the acquisition of the Rainbow Casino and this offering.

	Fiscal Year Ended
	April 25, 2010	April 26, 2009	April 27, 2008
	(dollars in millions, except per share data)
Statement of Operations
Revenues:
Casino	$1,013.4	$1,055.7	$1,092.3
Rooms	43.0	46.4	49.5
Pari-mutuel, food, beverage and other	135.0	138.6	150.1
Hurricane and other insurance recoveries	—	62.9	0.4

Gross revenues	1,191.4	1,303.6	1,292.3
Less promotional allowances	(191.6)	(195.6)	(200.9)

Net revenues	999.8	1,108.0	1,091.4
Operating expenses:
Casino	153.8	151.6	151.1
Gaming taxes	262.2	269.9	285.4
Rooms	10.9	12.3	12.5
Pari-mutuel, food, beverage and other	44.8	51.5	57.0
Marine and facilities	61.5	64.4	65.5
Marketing and administrative	253.1	256.2	270.1
Corporate and development	46.8	41.3	47.3
Expense recoveries and other charges, net	(6.8)	36.1	6.5
Hurricane and other insurance recoveries	—	(32.3)	(1.8)
Preopening	—	—	3.7
Depreciation and amortization	109.5	122.5	128.9

Total operating expenses	935.8	973.5	1,026.2

Operating income	64.0	134.5	65.2
Interest expense	(75.4)	(92.0)	(106.8)
Interest income	1.8	2.1	3.2
Other	(0.3)	—	—
Gain (loss) on early extinguishment of debt	—	57.7	(15.3)

Income (loss) from continuing operations before income taxes and including noncontrolling interest	(9.9)	102.3	(53.7)
Income tax benefit (provision)	8.4	(41.1)	20.9

Income (loss) from continuing operations including noncontrolling interest	(1.5)	61.2	(32.8)
(Loss) income from discontinued operations, net of income taxes	(1.8)	(17.6)	(59.2)

Net income (loss) including noncontrolling interest	(3.3)	43.6	(92.0)
Less net income (loss) attributable to the noncontrolling interest	—	—	(4.9)

Net income (loss) attributable to common stockholders	$(3.3)	$43.6	$(96.9)

	Fiscal Year Ended
	April 25, 2010	April 26, 2009	April 27, 2008
	(dollars in millions, except per share data)
Statement of Operations Data (continued):
Income (loss) per common share attributable to common stockholders
Basic
Income (loss) from continuing operations	$(0.05)	$1.95	$(1.24)
Loss from discontinued operations	(0.05)	(0.56)	(1.92)

Net income (loss)	$(0.10)	$1.39	$(3.16)

Diluted
Income (loss) from continuing operations	$(0.05)	$1.95	$(1.24)
Loss from discontinued operations	(0.05)	(0.56)	(1.92)

Net income (loss)	$(0.10)	$1.39	$(3.16)

Other Data:
Net cash provided by (used in):
Operating activities	$106.4	$190.6	$133.4
Investing activities	$(31.0)	$(27.9)	$(302.4)
Financing activities	$(104.0)	$(157.2)	$72.5
Capital expenditures	$(27.7)	$(58.6)	$(190.5)
Operating Data:
Number of slot machines	14,579	15,373	15,393
Number of table games	368	369	387
Number of hotel rooms	3,079	3,104	3,107
Number of parking spaces	20,696	22,290	21,229

	As of April 25, 2010
	Historical	Pro Forma	Pro Forma As Adjusted
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$68.1	$73.7	$
Total assets	$1,674.8	$1,757.7	$
Long-term debt, including current portion	$1,200.9	$1,280.9	$
Stockholders' equity	$240.2	$240.0	$

RISK FACTORS

        You should carefully consider each of the risks described below, together with all of the other information contained or incorporated by reference in the accompanying prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition, results of operations or the market value of our common stock could be materially adversely affected and you may lose all or part of your investment. Some factors in this section are forward-looking statements. For a discussion of those statements, see "Cautionary Statement Regarding Forward-Looking Statements."

Risks Related to Our Business

We face significant competition from other gaming operations, including Native American gaming facilities, that could have a material adverse effect on our future operations.

        The gaming industry is intensely competitive, and we face a high degree of competition in the markets in which we operate. We have numerous competitors, including land-based casinos, dockside casinos, riverboat casinos, casinos located on racing, pari-mutuel operations or Native American-owned lands and video lottery and poker machines not located in casinos. Some of our competitors may have better name recognition, marketing and financial resources than we do; competitors with more financial resources may therefore be able to improve the quality of, or expand, their gaming facilities in a way that we may be unable to match.

        Legalized gaming is currently permitted in various forms throughout the United States. Certain states have recently legalized, and other states are currently considering legalizing gaming. Our existing gaming facilities compete directly with other gaming properties in the states in which we operate. Our existing casinos attract a significant number of their customers from Houston, Texas; Mobile, Alabama; Kansas City, Kansas; Southern Florida; Little Rock, Arkansas; and Denver, Colorado. Legalization of gaming in jurisdictions closer to these geographic markets other than the jurisdictions in which our facilities are located would have a material adverse effect on our operating results. Other jurisdictions, including states in close proximity to jurisdictions where we currently have operations, have considered and may consider legalizing casino gaming and other forms of competition. In addition, there is no limit on the number of gaming licenses that may be granted in several of the markets in which we operate. As a result, new gaming licenses could be awarded in these markets, which could allow new gaming operators to enter our markets that could have an adverse effect on our operating results.

        We also compete with other forms of legalized gaming and entertainment such as online computer gambling, bingo, pull tab games, card parlors, sports books, "cruise-to-nowhere" operations, pari-mutuel or telephonic betting on horse racing and dog racing, state-sponsored lotteries, jai-alai, and, in the future, may compete with gaming at other venues. In addition, we compete more generally with other forms of entertainment for the discretionary spending of our customers.

        Our continued success depends upon drawing customers from each of these geographic markets. We expect competition to increase as new gaming operators enter our markets, existing competitors expand their operations, gaming activities expand in existing jurisdictions and gaming is legalized in new jurisdictions. We cannot predict with any certainty the effects of existing and future competition on our operating results.

We are subject to extensive regulation from gaming and other regulatory authorities that could adversely affect us.

        Licensing requirements.    As owners and operators of gaming and pari-mutuel wagering facilities, we are subject to extensive state and local regulation. State and local authorities require us and our subsidiaries to demonstrate suitability to obtain and retain various licenses and require that we have registrations, permits and approvals to conduct gaming operations. The regulatory authorities in the jurisdictions in which we operate have very broad discretion with regard to their regulation of gaming operators, and may for a broad variety of reasons and in accordance with applicable laws, rules and regulations, limit, condition, suspend, fail to renew or revoke a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries, or prevent other persons from owning an interest in us or doing business with us. We may also be deemed responsible for the acts and conduct of our employees. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved, and some regulatory authorities have the ability to require us to suspend our operations. The suspension or revocation of any of our licenses or our operations or the levy on us or our subsidiaries of a substantial fine would have a material adverse effect on our business.

        To date, we have demonstrated suitability to obtain and have obtained all governmental licenses, registrations, permits and approvals necessary for us to operate our existing gaming facilities. We cannot assure you that we will be able to retain these licenses, registrations, permits and approvals or that we will be able to obtain any new ones in order to expand our business, or that our attempts to do so will be timely. Like all gaming operators in the jurisdictions in which we operate, we must periodically apply to renew our gaming licenses and have the suitability of certain of our directors, officers and employees approved. We cannot assure you that we will be able to obtain such renewals or approvals.

        In addition, regulatory authorities in certain jurisdictions must approve, in advance, any restrictions on transfers of, agreements not to encumber or pledges of equity securities issued by a corporation that is registered as an intermediary company with such state, or that holds a gaming license. If these restrictions are not approved in advance, they will be invalid.

        Compliance with other laws.    We are also subject to a variety of other federal, state and local laws, rules, regulations and ordinances that apply to non-gaming businesses, including zoning, environmental, construction and land-use laws and regulations governing the serving of alcoholic beverages. Under various federal, state and local laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of such substances or wastes. We have not identified any issues associated with our properties that could reasonably be expected to have an adverse effect on us or the results of our operations. However, several of our properties are located in industrial areas or were used for industrial purposes for many years. As a consequence, it is possible that historical or neighboring activities have affected one or more of our properties and that, as a result, environmental issues could arise in the future, the precise nature of which we cannot now predict. The coverage and attendant compliance costs associated with these laws, regulations and ordinances may result in future additional costs.

        Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. U.S. Treasury Department regulations also require us to report certain suspicious activity, including any transaction that exceeds $5,000 if we know, suspect or have reason to believe that the transaction involves funds from illegal activity or is designed to evade federal regulations or reporting requirements. Substantial penalties can be imposed against us if we fail to comply with these regulations.

        Several of our riverboats must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety and must hold U.S. Coast Guard Certificates of Documentation and Inspection. The U.S. Coast Guard requirements also set limits on the operation of the riverboats and mandate licensing of certain personnel involved with the operation of the riverboats. Loss of a riverboat's Certificate of Documentation and Inspection could preclude its use as a riverboat casino. The U.S. Coast Guard has shifted inspection duties related to permanently moored casino vessels to the individual states. Louisiana and Missouri have elected to utilize the services of the American Bureau of Shipping ("ABS") to undertake the inspections. Iowa has elected to handle the inspections through the Iowa Department of Natural Resources. The states will continue the same inspection criteria as the U.S. Coast Guard in regard to annual and five year inspections. Depending on the outcome of these inspections a vessel could become subject to dry-docking for inspection of its hull, which could result in a temporary loss of service.

        We are required to have third parties periodically inspect and certify all of our casino barges for stability and single compartment flooding integrity. Our casino barges and other facilities must also meet local fire safety standards. We would incur additional costs if any of our gaming facilities were not in compliance with one or more of these regulations.

        Potential changes in legislation and regulation of our operations.    From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. In addition, from time to time, certain anti-gaming groups have challenged constitutional amendments or legislation that would limit our ability to continue to operate in those jurisdictions in which these constitutional amendments or legislation have been adopted.

        Taxation and fees.    State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. We believe that the prospect of significant revenue is one of the primary reasons that jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal, state, local and provincial income taxes, and such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our operations. From time to time, federal, state, local and provincial legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on our future financial results.

Our business may be adversely affected by legislation prohibiting tobacco smoking.

        Legislation in various forms to ban indoor tobacco smoking has recently been enacted or introduced in many states and local jurisdictions, including several of the jurisdictions in which we operate. On January 1, 2008, a statewide smoking ban that includes casino floors went into effect in Colorado. This smoking ban in Colorado has had a negative impact on business volume at our Black Hawk properties.

        If additional restrictions on smoking are enacted in jurisdictions in which we operate, we could experience a significant decrease in gaming revenue and particularly, if such restrictions are not applicable to all competitive facilities in that gaming market, our business could be materially adversely affected.

Our substantial indebtedness could adversely affect our financial health and restrict our operations.

        We have a significant amount of indebtedness. As of April 25, 2010, we had approximately $1.2 billion of total debt outstanding.

        Our significant indebtedness could have important consequences to our financial health, such as:

  •
  limiting our ability to use operating cash flow or obtain additional financing to fund working capital, capital expenditures, expansion and other important areas of our business because we must dedicate a significant portion of our cash flow to make principal and interest payments on our indebtedness;

  •
  causing an event of default if we fail to satisfy the financial and restrictive covenants contained in the indenture and agreements governing our senior secured credit facility, our 7% senior subordinated notes due 2014 and our other indebtedness, which could result in all of our debt becoming immediately due and payable, could permit our secured lenders to foreclose on the assets securing our secured debt and have other adverse consequences, any of which, if not cured or waived, could have a material adverse effect on us;

  •
  if the indebtedness under our 7% senior subordinated notes, our senior secured credit facility, or our other indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full;

  •
  placing us at a competitive disadvantage to our competitors who are not as highly leveraged;

  •
  increasing our vulnerability to and limiting our ability to react to changing market conditions, changes in our industry and economic downturns or downturns in our business; and

  •
  our agreements governing our indebtedness, among other things, require us to maintain certain specified financial ratios and to meet certain financial tests. Our debt agreements also limit our ability to:

  i.
  borrow money;

  ii.
  make capital expenditures;

  iii.
  use assets as security in other transactions;

  iv.
  make restricted payments or restricted investments;

  v.
  incur contingent obligations; and

  vi.
  sell assets and enter into leases and transactions with affiliates.

        A substantial portion of our outstanding debt bears interest at variable rates. We have entered into interest rate protection agreements expiring through fiscal 2014 with counterparty banks with respect to $420 million of our term loans under our senior secured credit facility. If short-term interest rates rise, our interest cost will increase on the unhedged portion of our variable rate indebtedness, which will adversely affect our results of operations and available cash.

        Any of the factors listed above could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that our business will continue to generate sufficient cash flow, or that future available draws under our senior secured credit facility will be sufficient, to enable us to meet our liquidity needs, including those needed to service our indebtedness.

Despite our significant indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

        The terms of the indenture and agreements governing our senior secured credit facility, our 7% senior subordinated notes and our other indebtedness limit, but do not prohibit, us or our subsidiaries from incurring significant additional indebtedness in the future.

        As of April 25, 2010, we had the capacity to incur additional indebtedness, including the ability to incur additional indebtedness under all of our lines of credit, of approximately $109 million. Approximately $20 million of these lines of credit were used to support letters of credit. The capacity under our senior secured credit facility increased to approximately $148 million on June 8, 2010, taking into account the Rainbow Casino acquisition, which occurred on June 8, 2010, and a reduction of our letter of credits to $11 million. Our capacity to issue additional indebtedness is subject to the limitations imposed by the covenants in our senior secured credit facility and the indenture governing our 7% senior subordinated notes. The indenture governing our 7% senior subordinated notes and our senior secured credit facility contain financial and other restrictive covenants, but will not fully prohibit us from incurring additional debt. If new debt is added to our current level of indebtedness, the related risks that we now face could intensify.

We may not be able to renew or extend our senior secured credit facility or enter into a new credit facility in these markets. In addition, our ability to renew or extend our senior secured credit facility or to enter into a new credit facility may be impaired further if market conditions worsen. If we are able to renew or extend our senior secured credit facility, it may be on terms substantially less favorable than the current senior secured credit facility. We may face similar risks with respect to our outstanding bonds.

        Disruptions in the global markets have led to a scarcity of credit, tighter lending standards and higher interest rates on consumer and business loans. On February 17, 2010, in order to allow us to issue senior unsecured notes and to temporarily modify the leverage ratio and interest coverage ratio to provide for greater flexibility through April 30, 2012, we entered into an amendment to our $1.35 billion senior secured credit facility, which, among other things, reduced the capacity of the revolving line of credit by $100 million to $375 million and increased the interest rate of both the revolving line of credit and term loan portions to LIBOR+3.00% with a LIBOR floor of 2.00%. As of April 25, 2010, we had approximately $817 million in term loans and approximately $21 million drawn on the revolving line of credit. The availability under our revolving line of credit as of April 25, 2010 was approximately $109 million, after consideration of approximately $20 million in outstanding letters of credit. The capacity under our senior secured credit facility increased to approximately $148 million on June 8, 2010, taking into account the Rainbow Casino acquisition, which occurred on June 8, 2010, and a reduction of our letter of credits to $11 million. Our ability to renew or extend our existing senior secured credit facility or to enter into a new credit facility to replace the existing senior secured credit facility could be impaired if market conditions worsen.

        In the current environment, lenders may seek more restrictive lending provisions and higher interest rates that may reduce our borrowing capacity and increase our costs. We can make no assurances that we will be able to enter into a new credit facility or renew or extend our existing senior secured credit facility, or whether any such credit facility will be available under acceptable terms. Failure to obtain sufficient financing or financing on acceptable terms would constrain our ability to operate our business and to continue our development and expansion projects. Any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

        Until recently, the bond market, and particularly the market for casino bonds, had deteriorated significantly over the prior 18 months. As such, outstanding bonds generally offer yields to maturity that are significantly higher than the yields offered at issuance. On May 12, 2004, we issued $500 million of 7% senior subordinated notes due in 2014. If the bond market does not further recover prior to the maturity of these bonds, we may be forced to refinance some or all of its debt on materially worse terms than we have currently. Although it is several years before these unsecured notes mature, our cash flow from operations is unlikely to be sufficient to retire all of such bonds at or prior to their maturity. Failure to obtain new debt on favorable or reasonable terms to replace existing debt could affect our liquidity and the value of our other securities, including our common stock.

We may not be able to successfully expand to new locations or recover our investment in new properties which would adversely affect our operations and available resources.

        We regularly evaluate opportunities for growth through development of gaming operations in existing or new markets, through acquiring or managing other gaming entertainment facilities or through redeveloping our existing facilities. The expansion of our operations, whether through acquisitions, development, management contracts or internal growth, could divert management's attention and could also cause us to incur substantial costs, including legal, professional and consulting fees. To the extent that we elect to pursue any new gaming acquisition, management or development opportunity, our ability to benefit from our investment will depend on many factors, including:

  •
  our ability to successfully identify attractive acquisition and development opportunities;

  •
  our ability to successfully operate any developed, managed or acquired properties;

  •
  our ability to attract and retain competent management and employees for the new locations;

  •
  our ability to secure required federal, state and local licenses, permits and approvals, which in some jurisdictions are limited in number and subject to intense competition; and

  •
  the availability of adequate financing on acceptable terms.

        Many of these factors are beyond our control. There have been significant disruptions in the global capital markets that have adversely impacted the ability of borrowers to access capital. Many analysts are predicting that these disruptions may continue for the foreseeable future. Accordingly, it is likely that we are dependent on free cash flow from operations and remaining borrowing capacity under our senior secured credit facility to implement our near-term expansion plans and fund our planned capital expenditures. As a result of these and other considerations, we cannot be sure that we will be able to recover our investments in any new gaming development or management opportunities or acquired facilities, or successfully expand to additional locations.

We may experience construction delays during our expansion or development projects that could adversely affect our operations.

        From time to time we may commence construction projects at our properties. We also evaluate other expansion opportunities as they become available and we may in the future engage in additional construction projects. The anticipated costs and construction periods are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors. Construction projects entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could adversely affect our results of operations.

If our key personnel leave us, our business could be adversely affected.

        Our continued success will depend, among other things, on the efforts and skills of a few key executive officers and the experience of our property managers. Our ability to retain key personnel is affected by the competitiveness of our compensation packages and the other terms and conditions of employment, our continued ability to compete effectively against other gaming companies and our growth prospects. The loss of the services of any of these key individuals could have a material adverse effect on our business, financial condition and results of operations. We do not maintain "key man" life insurance for any of our employees.

We are controlled by the Goldstein Group and its decisions may differ from those that may be made by other stockholders.

        The Goldstein Group collectively owns and controls approximately 50.1% of our common stock as of May 14, 2010, 39.2% (or 38.0% if the underwriters' overallotment option is exercised in full) on a pro forma basis after giving effect to this offering, and has entered into an Agreement, dated as of April 30, 2010 (the "Agreement"), related to the ownership of such common stock. The Agreement includes, but is not limited to an agreement by the parties to (i) coordinate their efforts with each other with respect to their ownership of our securities and ensure the interests of the Goldstein Group are appropriately considered by our board of directors, (ii) notify the other parties of any purchase or sale of our securities and (iii) jointly approve any filing with the Securities and Exchange Commission, press release or stockholder communication by a party.

        The Goldstein Group has the power to control the election of our board of directors and the outcome of the vote on substantially all other matters, including amendment of our certificate of incorporation, amendment of our by-laws and significant corporate transactions, such as the approval of a merger or other transactions involving a sale of the Company. Such control may have the effect of discouraging transactions involving an actual or potential change of control, which in turn could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock. See "Risk Factors—Risks Related to this Offering and Our Common Stock—Our certificate of incorporation, as amended, contains provisions that could delay and discourage takeover attempts that stockholders consider favorable." The interests of the Goldstein Group may differ from those of our other stockholders.

We have a history of fluctuations in our operating income (losses) from continuing operations, and we may incur additional operating losses from continuing operations in the future. Our operating results could fluctuate significantly on a periodic basis.

        We sustained a net (loss) from continuing operations of $(1.5) million in fiscal 2010 and earned net income from continuing operations of $61.2 million in fiscal 2009. Companies with fluctuations in income (loss) from continuing operations often find it more challenging to raise capital to finance improvements in their businesses and to undertake other activities that return value to their stockholders. In addition, companies with operating results that fluctuate significantly on a quarterly or annual basis experience increased volatility in their stock prices in addition to difficulties in raising capital. We cannot assure you that we will not have fluctuations in our income (losses) from continuing operations in the future, and should that occur, that we would not suffer adverse consequences to our business as a result, which could decrease the value of our common stock.

Inclement weather and other conditions could seriously disrupt our business and have a material, adverse effect on our financial condition and results of operations.

        The operations of our facilities are subject to disruptions or reduced patronage as a result of severe weather conditions, natural disasters and other casualties. Because many of our gaming operations are located on or adjacent to bodies of water, these facilities are subject to risks in addition to those associated with other casinos, including loss of service due to casualty, forces of nature, mechanical failure, extended or extraordinary maintenance, flood, hurricane or other severe weather conditions, and other disasters, such as the recent oil spill in the Gulf of Mexico. In addition, severe weather such as high winds and blizzards occasionally limits access to our land-based facilities in Colorado. We cannot be sure that the proceeds from any future insurance claim will be sufficient to compensate us if one or more of our casinos experience a closure.

Reductions in discretionary consumer spending could have a material adverse effect on our business.

        Our business has been and may continue to be adversely affected by the economic recession currently being experienced in the United States, as we are highly dependent on discretionary spending by our patrons. Changes in discretionary consumer spending or consumer preferences brought about by factors such as increased unemployment, significant increases in energy prices, perceived or actual deterioration in general economic conditions, the current housing market crisis, bank failures and the potential for additional bank failures, perceived or actual decline in disposable consumer income and wealth, the current global economic recession and changes in consumer confidence in the economy may continue to reduce customer demand for the leisure activities we offer and may adversely affect our revenues and operating cash flow. We are not able to predict the length or severity of the current economic circumstances.

The market price of our common stock may fluctuate significantly.

        The market price of our common stock has historically been volatile and may continue to fluctuate substantially due to a number of factors, including actual or anticipated changes in our results of operations, the announcement of significant transactions or other agreements by our competitors, conditions or trends in our industry or other entertainment industries with which we compete, general economic conditions including those affecting our customers' discretionary spending, changes in the cost of air travel or the cost of gasoline, changes in the gaming markets in which we operate and changes in the trading value of our common stock. The stock market in general, as well as stocks in the gaming sector, has been subject to significant volatility and extreme price fluctuations that have sometimes been unrelated or disproportionate to individual companies' operating performances. Broad market or industry factors may harm the market price of our common stock, regardless of our operating performance.

Work stoppages, organizing drives and other labor problems could negatively impact our future profits.

        Some of our employees are currently represented by a labor union or have begun organizing a drive for labor union representation. Labor unions are making a concerted effort to recruit more employees in the gaming industry. In addition, organized labor may benefit from new legislation or legal interpretations by the current presidential administration. We cannot provide any assurance that we will not experience additional or more successful union activity in the future.

        Additionally, lengthy strikes or other work stoppages at any of our casino properties or construction projects could have an adverse effect on our business and result of operations.

We are or may become involved in legal proceedings that, if adversely adjudicated or settled, could impact our financial condition.

        From time to time, we are defendants in various lawsuits and gaming regulatory proceedings relating to matters incidental to our business. As with all litigation, no assurance can be provided as to the outcome of these matters and, in general, litigation can be expensive and time consuming. We may not be successful in the defense or prosecution of our current or future legal proceedings, which could result in settlements or damages that could significantly impact our business, financial condition and results of operations.

Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

        We may suffer damage to our property caused by a casualty loss (such as fire, natural disasters, acts of war or terrorism), that could severely disrupt our business or subject us to claims by third parties who are injured or harmed. Although we maintain insurance customary in our industry, (including property, casualty, terrorism and business interruption insurance) that insurance may not be adequate or available to cover all the risks to which our business and assets may be subject. The lack of sufficient insurance for these types of acts could expose us to heavy losses if any damages occur, directly or indirectly, that could have a significant adverse impact on our operations.

        We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, it is possible that regional political tensions, homeland security concerns, other catastrophic events or any change in government legislation governing insurance coverage for acts of terrorism could materially adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause us to elect to reduce our policy limits), additional exclusions from coverage or higher deductibles. Among other potential future adverse changes, in the future we may elect to not, or may not be able to, obtain any coverage for losses due to acts of terrorism.

The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.

        A large majority of our revenues are attributable to slot machines at our casinos. It is important, for competitive reasons, we offer the most popular and up-to-date slot machines, with the latest technology to our customers.

        In recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements. Generally, a participating lease is substantially more expensive over the long-term than the cost to purchase a new slot machine.

        For competitive reasons, we may be forced to purchase new slot machines, slot machine systems, or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could adversely affect our profitability.

Risks Related to this Offering and Our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

        The market price of our common stock has experienced, and may continue to experience, significant volatility. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this "Risk Factors" section and in the other documents incorporated by reference in the accompanying prospectus as well as, among other things:

  •
  our operating and financial performance and prospects;

  •
  our ability to repay our debt;

  •
  our access to financial and capital markets to refinance our debt or replace our existing senior secured credit and receivables-backed facilities;

  •
  investor perceptions of us and the industry and markets in which we operate;

  •
  our dividend policy;

  •
  future sales of equity or equity-related securities;

  •
  changes in earnings estimates or buy/sell recommendations by analysts; and

  •
  general financial, domestic, international, economic and other market conditions.

        In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Our common stock is an equity security and is subordinate to our existing and future indebtedness.

        Our common stock is an equity interest. This means our common stock will rank junior to all of our indebtedness and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in a bankruptcy or similar proceeding. Future indebtedness may restrict payment of dividends on our common stock.

        Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of common stock, dividends are payable only when and if declared by our board of directors or a duly authorized committee of the board. Further, our common stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to stockholders generally.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

        There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock. The market price of our common stock could decline as a result of sales of a large number of common stock or similar securities in the market after this offering or the perception that such sales could occur.

The price certain investors are willing to pay for our common stock and the trading market for such securities may be diminished because of gaming laws and regulations and ownership limitations in our certificate of incorporation.

        Our certificate of incorporation, as amended, provides that no person may become the beneficial owner of more than 5% of any class or series of issued and outstanding common stock, class B common stock, preferred stock, or any other class or series of stock of Isle of Capri Casinos, Inc. except in accordance with the applicable gaming regulation laws and rules and to the satisfaction of the applicable gaming regulatory authorities. These gaming regulatory authorities are granted extensive authority to conduct background investigations and determine the suitability and eligibility of persons or entities to own or control these securities. Also, any transfers of more than 5% of such equity securities in violation of the gaming regulations will be void.

        These regulations and the ownership limitation in our certificate of incorporation, may adversely affect the demand for, and, consequently, the price of, our common stock, which means that you may not be able to obtain the maximum value for your shares of our common stock upon resale.

Our certificate of incorporation, as amended, contains provisions that could delay and discourage takeover attempts that stockholders may consider favorable.

        Certain provisions that will be added by the proposed amendments to our certificate of incorporation, as amended, may make it more difficult or prevent a third party from acquiring control of us, including:

  •
  we may not, until the Supermajority Expiration Time, without the affirmative vote of the holders of at least 66 2/3% of the Company's voting power, voting as a single class, authorize, adopt or approve certain extraordinary corporate transactions; and

  •
  the classification of our board of directors and staggered three-year terms of service for each class of directors.

        These provisions may make mergers, acquisitions, tender offers, the removal of management and certain other transactions more difficult or more costly and could discourage or limit stockholder participation in such types of transactions, whether or not such transactions are favored by the stockholders. The provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock. Further, the existence of these anti-takeover measures may cause potential bidders to look elsewhere, rather than initiating acquisition discussions with us. Any of these factors could reduce the price of our common stock.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $              million from the sale of our common stock in this offering, after deducting the underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that we will receive net proceeds of approximately $              million, after deducting the underwriting discounts and commissions and offering expenses payable by us.

        We intend to use a portion of the net proceeds from this offering to temporarily repay borrowings outstanding under our revolving line of credit, of which $80 million was incurred to fund the purchase of the Rainbow Casino in Vicksburg, Mississippi. See "Summary—Recent Developments" for a more detailed description of the acquisition. On June 25, 2010, we had total borrowings of $101.5 million outstanding under our revolving line of credit. Under our senior secured credit facility, we are permitted to borrow under a revolving line of credit in an aggregate principal amount up to $375 million. The revolving line of credit terminates on July 26, 2012. Under the terms of the revolving line of credit, we may elect an interest rate equal to either (i) LIBOR plus 3.00%, with a LIBOR floor of 2.00%, or (ii) a base rate. The base rate of our revolving line of credit is equal to 2.00% plus the higher of (x) the reference rate, (y) the rate which is 0.50% in excess of the federal funds effective rate, and (z) the adjusted LIBOR for a one-month interest period plus 1%. On June 25, 2010, the approximate interest rates for the LIBOR loans and for the base rate loans were 5% and 5.25%, respectively. Any amounts that we repay under our revolving line of credit may be reborrowed, subject to customary conditions. We intend to use a portion of the net proceeds to pay Greenhill & Co., LLC for certain financial advisory services performed prior to this offering. See "Underwriting." We also intend to use the remaining proceeds from this offering for general corporate purposes.

        Credit Suisse AG, Cayman Islands Branch (formerly known as Credit Suisse, Cayman Islands Branch), an affiliate of Credit Suisse Securities (USA) LLC, is the administrative agent, issuing bank and swing-line lender, Credit Suisse Securities (USA) LLC is the lead arranger and bookrunner, Deutsche Bank Securities Inc. is a co-syndication agent, Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, is a co-documentation agent, and affiliates of Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are lenders under our senior secured credit facility. Because some of the net proceeds from this offering will be applied to repay borrowings under our senior secured credit facility, affiliates of Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC will receive a portion of those net proceeds through the repayment of those borrowings.

CAPITALIZATION

        The following table sets forth, as of April 25, 2010, our capitalization on:

  •
  an actual basis;

  •
  a pro forma basis, giving effect to our acquisition of the Rainbow casino; and

  •
  a pro forma as adjusted basis, giving further effect to the issuance of the shares of common stock in this offering, after deducting the underwriting discounts and commissions and offering expenses payable by us. The information set forth below assumes the underwriters do not exercise their over-allotment option.

        You should read this table in conjunction with "Selected Consolidated Financial Information," our consolidated financial statements and related notes thereto that are incorporated by reference in the accompanying prospectus. Our report on Form 8-K/A, filed on June 25, 2010, which is incorporated by reference into the accompanying prospectus, contains historical financial statements of Rainbow Casino-Vicksburg Partnership, L.P. and our pro forma financial statements giving effect to our acquisition of Rainbow Casino.

	At April 25, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in millions)
Cash and cash equivalents	$68.1	$73.7	$

Senior Secured Credit Facilities:
July 2007 Credit Facility:
Revolving line of credit, expires July 26, 2012, interest payable at least quarterly at either LIBOR with a 2.0% floor and/or prime plus a margin	$21.5	$101.5	$
Variable rate term loans, mature November 25, 2013, principal and interest payments due quarterly at either LIBOR and/or prime plus a margin	817.3	817.3
Senior Subordinated Notes:
7% Senior Subordinated Notes, interest payable semi-annually March 1 and September 1	357.3	357.3
Other	4.8	4.8

	1,200.9	1,280.9

Less current maturities	8.8	8.8

Long-term debt	$1,192.1	$1,272.1	$

Stockholders' equity:
Preferred stock, $0.01 par value; 2,000,000 shares authorized; none issued	$—	$—	$
Common stock, $0.01 par value; 45,000,000 shares authorized, 36,771,730 shares issued, 32,445,488 shares outstanding (actual and pro forma); shares authorized, shares issued, shares outstanding (pro forma as adjusted)	0.4	0.4
Class B common stock, $0.01 par value; 3,000,000 shares authorized; none issued	—	—
Additional paid-in capital	201.5	201.5
Retained earnings	98.5	98.3
Accumulated other comprehensive income (loss)	(8.1)	(8.1)

	292.3	292.1

Treasury stock, 4,326,242 shares	(52.1)	(52.1)

Total stockholders' equity	240.2	240.0

Total capitalization	$1,432.3	$1,512.1	$

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock has been listed for trading on the Nasdaq Stock Market (the "Nasdaq") under the symbol "ISLE" since October 1, 1998. The following table sets forth on a per share basis the high and low closing sales prices for consolidated trading in our common stock as reported on the Nasdaq.

	Price Range of Common Stock
	High	Low
Fiscal Year Ended April 26, 2009
First Quarter	$7.45	$4.20
Second Quarter	9.08	3.57
Third Quarter	5.29	2.37
Fourth Quarter	9.27	2.63
Fiscal Year Ended April 25, 2010
First Quarter	$13.78	$8.65
Second Quarter	12.25	9.75
Third Quarter	9.41	7.21
Fourth Quarter	11.81	7.28
Fiscal Year Ending April 24, 2011
First Quarter (through June 25, 2010)	$12.41	$9.21

        On June 25, 2010, the closing price of our common stock on the Nasdaq was $12.41 per share.

        We have never declared or paid any dividends with respect to our common stock and the current policy of our board of directors is to retain earnings to provide for the growth of our company. In addition, our senior secured credit facility and the indenture governing our senior subordinated 7% notes limit our ability to pay dividends. Consequently, no cash dividends are expected to be paid on our common stock in the foreseeable future. Further, there can be no assurance that our current and proposed operations would generate the funds needed to declare a cash dividend or that we would have legally available funds to pay dividends. In addition, we may fund part of our operations in the future from indebtedness, the terms of which may further prohibit or restrict the payment of cash dividends. If a holder of common stock is disqualified by the regulatory authorities from owning such shares, such holder will not be permitted to receive any dividends with respect to such stock.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        You should read the following selected financial data together with our consolidated financial statements incorporated by reference into the accompanying prospectus.

        We derived the statement of operations and other data for our fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008 and the balance sheet data as of April 25, 2010 and April 26, 2009 from our audited consolidated financial statements incorporated by reference into the accompanying prospectus.

        We derived the statement of operations and other data for our fiscal years ended April 29, 2007 and April 30, 2006 and the balance sheet data as of April 27, 2008, April 29, 2007 and April 30, 2006 from our audited consolidated financial statements that are not incorporated by reference into the accompanying prospectus.

        We derived the operating data from our non-financial books and records, not from our consolidated financial statements.

	Fiscal Year Ended (1)
	April 25, 2010	April 26, 2009	April 27, 2008	April 29, 2007	April 30, 2006
	(dollars in millions, except per share data)
Statement of Operations
Revenues:
Casino	$1,013.4	$1,055.7	$1,092.3	$991.4	$973.3
Rooms	43.0	46.4	49.5	49.6	37.0
Pari-mutuel, food, beverage and other	135.0	138.6	150.1	145.6	142.2
Hurricane and other insurance recoveries	—	62.9	0.4	2.8	—

Gross revenues	1,191.4	1,303.6	1,292.3	1,189.4	1,152.5
Less promotional allowances	(191.6)	(195.6)	(200.9)	(214.1)	(200.1)

Net revenues	999.8	1,108.0	1,091.4	975.3	952.4
Operating expenses:
Casino	153.8	151.6	151.1	154.2	145.5
Gaming taxes	262.2	269.9	285.4	213.7	213.9
Rooms	10.9	12.3	12.5	10.6	8.8
Pari-mutuel, food, beverage and other	44.8	51.5	57.0	44.6	44.4
Marine and facilities	61.5	64.4	65.5	58.5	55.3
Marketing and administrative	253.1	256.2	270.1	256.4	227.4
Corporate and development	46.8	41.3	47.3	56.1	52.8
Expense recoveries and other charges, net	(6.8)	36.1	6.5	7.8	0.2
Hurricane and other insurance recoveries	—	(32.3)	(1.8)	—	—
Preopening	—	—	3.7	11.4	0.3
Depreciation and amortization	109.5	122.5	128.9	96.7	85.4

Total operating expenses	935.8	973.5	1,026.2	910.0	834.0

Operating income	64.0	134.5	65.2	65.3	118.4
Interest expense	(75.4)	(92.0)	(106.8)	(88.1)	(75.1)
Interest income	1.8	2.1	3.2	7.0	2.2
Other	(0.3)	—	—	—	—
Gain (loss) on early extinguishment of debt	—	57.7	(15.3)	—	(2.1)

Income (loss) from continuing operations before income taxes and including noncontrolling interest	(9.9)	102.3	(53.7)	(15.8)	43.4
Income tax benefit (provision)	8.4	(41.1)	20.9	0.8	(10.5)

Income (loss) from continuing operations including noncontrolling interest	(1.5)	61.2	(32.8)	(15.0)	32.9
(Loss) income from discontinued operations, net of income taxes	(1.8)	(17.6)	(59.2)	13.9	(7.5)

Net income (loss) including noncontrolling interest	(3.3)	43.6	(92.0)	(1.1)	25.4
Less net income (loss) attributable to the noncontrolling interest	—	—	(4.9)	(3.5)	(6.5)

Net income (loss) attributable to common stockholders	$(3.3)	$43.6	$(96.9)	$(4.6)	$18.9

	Fiscal Year Ended (1)
	April 25, 2010	April 26, 2009	April 27, 2008	April 29, 2007	April 30, 2006
	(dollars in millions, except per share data)
Statement of Operations Data (continued):
Income (loss) per common share attributable to common stockholders
Basic
Income (loss) from continuing operations	$(0.05)	$1.95	$(1.24)	$(0.61)	$0.88
Income (loss) from discontinued operations	(0.05)	(0.56)	(1.92)	0.46	(0.25)

Net income (loss)	$(0.10)	$1.39	$(3.16)	$(0.15)	$0.63

Diluted
Income (loss) from continuing operations	$(0.05)	$1.95	$(1.24)	$(0.61)	$0.84
Income (loss) from discontinued operations	(0.05)	(0.56)	(1.92)	0.46	(0.24)

Net income (loss)	$(0.10)	$1.39	$(3.16)	$(0.15)	$0.60

Other Data:
Net cash provided by (used in):
Operating activities	$106.4	$190.6	$133.4	$709	$86.7
Investing activities	$(31.0)	$(27.9)	$(302.4)	$(197.3)	$(176.4)
Financing activities	$(104.0)	$(157.2)	$72.5	$193.5	$64.9
Capital expenditures	$(27.7)	$(58.6)	$(190.5)	$(451.4)	$(224.4)
Balance Sheet Data:
Cash and cash equivalents	$68.1	$96.7	$91.8	$188.1	$121.0
Total assets	$1,674.8	$1,782.7	$1,974.2	$2,075.7	$1,877.7
Long-term debt, including current portion	$1,200.9	$1,301.1	$1,507.3	$1,418.0	$1,219.1
Stockholders' equity	$240.2	$228.4	$188.0	$281.8	$280.2
Operating Data:
Number of slot machines	14,579	15,373	15,393	14,121	12,494
Number of table games	368	369	387	324	322
Number of hotel rooms	3,079	3,104	3,107	2,674	2,652
Number of parking spaces	20,696	22,290	21,229	19,484	13,847

(1)
Our fiscal year ended April 30, 2006 includes 53 weeks while all other fiscal years include 52 weeks. The results reflect Lucaya, Blue Chip, Coventry, Bossier City and our former Vicksburg property (which was sold in July 2006) as discontinued operations. We opened new casino operations in Pompano, Florida and Waterloo, Iowa in April 2007 and June 2007, respectively. We acquired our casino operations in Caruthersville, Missouri in June 2007.

MANAGEMENT

Executive Officers

        We have provided below certain information about our executive officers.

Name	Age	Position
James B. Perry	60	Chairman of the Board and Chief Executive Officer
Virginia M. McDowell	52	President and Chief Operating Officer
Dale R. Black	47	Senior Vice President and Chief Financial Officer
Edmund L. Quatmann, Jr.	40	Senior Vice President, General Counsel and Secretary
Paul B. Keller	56	Senior Vice President and Chief Development Officer
Eric Hausler	41	Senior Vice President, Strategic Initiatives
Jeanne-Marie Wilkins	51	Senior Vice President and Chief Information Officer
Arnold L. Block	63	Senior Vice President, Isle Operations
Roger W. Deaton	63	Senior Vice President, Lady Luck Operations
R. Ronald Burgess	66	Senior Vice President of Human Resources
D. Douglas Burkhalter	43	Senior Vice President of Marketing
Donn R. Mitchell, II	42	Senior Vice President of UK Operations

        James B. Perry has been a director since July 2007 and was named Chairman of the Board in August 2009. Since March 2008, he has served as our Chief Executive Officer. Prior to being named Chairman, Mr. Perry was Executive Vice Chairman from March 2008 to August 2009 and Vice Chairman from July 2007 to March 2008. Mr. Perry served as a Class III Director on the board of Trump Entertainment Resorts, Inc. from May 2005 until July 2007. From July 2005 to July 2007, Mr. Perry served as Chief Executive Officer and President of Trump Entertainment Resort, Inc. Mr. Perry was President of Argosy Gaming Company from April 1997 through July 2002 and Chief Executive Officer of Argosy Gaming Company from April 1997 through May 2003. Mr. Perry also served as a member of the Board of Directors of Argosy Gaming Company from 2000 to July 2005.

        Virginia M. McDowell has been our President and Chief Operating Officer since July 2007. From October 2005 to July 2007, Ms. McDowell served as Executive Vice President and Chief Information Officer at Trump Entertainment Resorts, Inc. From 1997 through October 2005, Ms. McDowell served in a variety of positions at Argosy Gaming Company, including Vice President of Sales and Marketing, and Senior Vice President of Operations. Prior to working at Argosy, Ms. McDowell served as the East Coast General Manager for Casino Data Systems and held management positions at a number of Atlantic City gaming properties beginning in 1981.

        Dale R. Black has been our Senior Vice President and Chief Financial Officer since December 2007. From November 2005 to December 2007, he served as Executive Vice

President—Chief Financial Officer of Trump Entertainment Resorts, Inc. From April 1993 through October 2005, Mr. Black worked at Argosy Gaming Company in Alton, Illinois, becoming Chief Financial Officer in 1998 after serving as Vice President and Corporate Controller. Prior to joining Argosy, he spent seven years in the audit practice of Arthur Andersen.

        Edmund L. Quatmann, Jr. has been our Senior Vice President, General Counsel and Secretary since July 2008. Prior to joining us, Mr. Quatmann was the Senior Vice President and General Counsel of iPCS, Inc., a wireless telecommunications company based in Schaumburg, Illinois, where he was employed from November 2004 to June 2008. Prior to that, Mr. Quatmann practiced law in the corporate and securities groups of Mayer Brown LLP (October 1998 to November 2004) and Bryan Cave LLP (September 1996 to October 1998).

        Paul B. Keller has been our Senior Vice President and Chief Development Officer since May 2008. From September 2007 to May 2008, Mr. Keller was a consultant for us. Mr. Keller served as Executive Vice President of Design and Construction for Trump Entertainment Resorts, Inc. from October 2005 to July 2007. From September 1993 to October 2006, he served as Vice President of Design and Construction for Argosy Gaming Company.

        Eric Hausler has been our Senior Vice President, Strategic Initiatives since September 2009. Mr. Hausler served as Senior Vice President of Development for Trump Entertainment Resorts, Inc. from October 2006 to August 2009. From August 2005 to September 2006, Mr. Hausler served as a Managing Director in Fixed Income Research, covering the gaming, lodging and leisure industries for Bear Stearns & Co. Inc., and as a Vice President in Equity Research from December 1999 to July 2002. From October 2003 to August 2005, Mr. Hausler served as the Senior Equity Analyst covering the gaming industry for Susquehanna Financial Group. From July 2002 to September 2003, Mr. Hausler served as an Associate Analyst in Equity Research covering the gaming and lodging industries for Deutsche Bank Securities. From December 1996 to November 1999, Mr. Hausler served as the Governmental and Community Relations Coordinator for the New Jersey Casino Control Commission, among other positions.

        Jeanne-Marie Wilkins has been our Senior Vice President and Chief Information Officer since April 2008. Prior to that, she was a consultant to the Company from September 2007 until April 2008. Ms. Wilkins previously served as Vice President of Business Strategy for Trump Entertainment Resorts, Inc. from October 2005 to July 2007. From May 2002 through September 2005, she served as the business strategy leader for Argosy Gaming Company. She began her gaming career working for Bally Technologies f/k/a Bally Gaming and Systems as a consultant from March 1996 to March 1998. She served as a Regional Manager for Bally Technologies from March 1998 to May 2002 in state regulated, tribal and international gaming jurisdictions.

        Arnold L. Block has been our Senior Vice President, Isle Operations since December 2008. Prior to that, Mr. Block served as Senior Vice President and General Manager of the Harrah's, St. Louis property from October 2005 to January 2008. From July 1993 to October 2005, Mr. Block worked in a variety of leadership capacities for Argosy Gaming Company, including serving as Regional Vice President from June 2002 until October 2005, when the company was sold. In that role, he was responsible for three Argosy properties; Lawrenceburg, Indiana, Kansas City, Missouri, and Baton Rouge, Louisiana. He began his career as General Manager and later owner of a 150-room hotel in Alton, Illinois, and from 1986 to 1988 he owned and operated two restaurants in St. Louis, Missouri.

        Roger W. Deaton has been our Senior Vice President, Lady Luck Operations since December 2008. Mr. Deaton joined us in 1992 and has served in a variety of roles including

Regional Vice President, Vice President and General Manager of the Company's properties in Vicksburg, Mississippi, which was sold in July 2006, and Lake Charles, Louisiana. Prior to his current position, Mr. Deaton served as our Regional Vice President of Operations since February 2000. Mr. Deaton spent the early years of his gaming career in Nevada in positions with Nevada Lodge, Crystal Bay Club, Ponderosa Reno, Harvey's Lake Tahoe and King's Castle before moving to Atlantic City as part of the original Resort's International team.

        R. Ronald Burgess has been our Senior Vice President of Human Resources since September 2007. From October 2005 to September 2007, Mr. Burgess served as a consultant to Norwegian Cruise Lines and on the launch of gaming in Macau for Galaxy Entertainment. From July 1999 through October 2005, Mr. Burgess served as Senior Vice President of Human Resources for Argosy Gaming Company. From 1986 to 1999, Mr. Burgess was Corporate Director of Human Resources for Harrah's Entertainment, Inc. Prior to joining Harrah's in 1986, he was responsible for human resources at a major operating unit of RCA, ultimately managing the merger with General Electric.

        D. Douglas Burkhalter has been our Senior Vice President of Marketing since September 2007. From November 2005 to July 2007, Mr. Burkhalter served as Vice President of Marketing Strategy for Trump Entertainment Resorts, Inc. He also held the position of Corporate Director of Marketing for Argosy Gaming Company from June 2002 until November 2005.

        Donn R. Mitchell, II has been our Senior Vice President of UK Operations since December 2007. Previously, he served as Senior Vice President, Chief Financial Officer and Treasurer from January 2006 to December 2007. Mr. Mitchell joined us in June 1996 as Director of Finance and served as Vice President of Finance from July 2001 to December 2005. Mr. Mitchell's prior experience includes serving as an audit manager for Arthur Andersen LLP in New Orleans, Louisiana from July 1990 until June 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with the financial statements, including the related notes and the other financial information, contained in our Annual Report on Form 10-K/A for the fiscal year ended April 25, 2010.

Executive Overview

        We are a leading developer, owner and operator of branded gaming facilities and related lodging and entertainment facilities in regional markets in the United States. We have sought and established geographic diversity to limit the risks caused by weather, regional economic difficulties, gaming tax rates and regulations of local gaming authorities. We currently operate casinos in Mississippi, Louisiana, Missouri, Iowa, Colorado and Florida. We also operate a harness racing track at our casino in Florida.

        Our operating results for the periods presented have been affected, both positively and negatively, by several factors discussed in detail below. Our business has been and may continue to be adversely affected by the economic recession currently being experienced in the United States, as we are highly dependent on discretionary spending by our patrons. Our historical operating results may not be indicative of our future results of operations because of these factors and the changing competitive landscape in each of our markets, as well as by factors discussed elsewhere herein. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with and giving consideration to the following:

          Items Impacting Income (Loss) from Continuing Operations—Significant items impacting our income (loss) from continuing operations during the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008 are as follows:

	Fiscal Year Ended
	April 25, 2010	April 26, 2009	April 27, 2008
Hurricane and other insurance recoveries, net	$—	$95.2	$2.1
Expense recoveries and other charges, net	6.8	(36.1)	(6.5)
Pre-opening	—	—	(3.6)
Gain (loss) on early extinguishment of debt	—	57.7	(15.3)
Noncontrolling interest	—	—	(4.9)

          Hurricane and Other Insurance Recoveries, net—Our insurance recoveries for fiscal 2009 include $92.2 million relating to the final settlement of our Hurricane Katrina claim at our Biloxi property and other insurance recoveries.

          Expense Recoveries and Other Charges, net—During fiscal 2010, we recorded an other expense reduction of $6.8 million representing the discounted value of a receivable for reimbursement of development costs expensed in prior periods relating to a terminated plan to develop a casino in Pittsburgh, Pennsylvania. This receivable was recorded following our current assessment of collectability.

          As a result of our annual impairment tests of goodwill and long-lived intangible assets under ASC 350, we recorded impairment charges of $18.3 million at our Black Hawk property in fiscal 2009. The results from operations for fiscal 2009 also include a $11.9 million write-off of construction in progress at our Biloxi property following our decision not to continue a previously anticipated construction project, and a $6.0 million charge following our termination of an agreement for a potential development of a casino in Portland, Oregon.

          Fiscal 2008 results also include $6.5 million of charges related to the termination of our plans to develop a new casino in west Harrison County, Mississippi and the cancellation of construction projects in Davenport, Iowa and Kansas City, Missouri.

          Opening/Acquisition of New Properties and Pre-opening Expenses—During fiscal 2008, our operating results were impacted by the opening of the gaming facility at our Pompano location in April 2007, the acquisition of our Caruthersville, Missouri casino in June 2007 and the opening of our Waterloo, Iowa casino in June 2007. The periods prior to the opening of each of our new casino operations were impacted by pre-opening expenses.

          Gain (Loss) on Early Extinguishment of Debt—During fiscal 2009, we retired $142.7 million of our senior subordinated notes, through a tender offer, for a cash payment of $82.8 million utilizing the proceeds from our Hurricane Katrina settlement and repaid $35.0 million of our variable-rate term loans as required under our senior secured credit facility. After expenses related to the elimination of deferred financing costs and transactions costs, we recognized a net pretax gain of $57.7 million related to these transactions.

          We recorded a total of $15.3 million in losses associated with the early extinguishment of debt during fiscal 2008, consisting of a $9.0 million call premium paid to retire $200.0 million of our 9% senior subordinated notes, and $6.3 million of deferred financing costs associated with retired debt instruments.

          Acquisition of Noncontrolling Interest—On January 27, 2008, we acquired the 43% minority interest in our Black Hawk, Colorado casino properties for $64.8 million.

        In addition to the items in the table, the following items also have had an impact on our operations or the comparability of our operating results between years:

          Discontinued Operations—Discontinued operations include the results of our Lucaya, Blue Chip and Coventry properties. During November 2009 we exited our Lucaya casino. During fiscal 2010, we completed the sale of our Blue Chip casino properties under a plan of administration and have no continuing involvement in its operation. During fiscal 2009, we recorded a $1.4 million charge to reduce the Blue Chip assets held for sale to their estimated fair value. The administration process is expected to be completed during fiscal 2011.

          On April 23, 2009, we completed the sale of our assets and terminated our lease of Arena Coventry Convention Center relating to our casino operations in Coventry, England. Our lease termination costs and other expenses, net of cash proceeds from our assets sales, resulted in a pretax charge of $12.0 million recorded in fiscal 2009 related to our discontinued Coventry operations.

          Increased Competition—The opening of a new hotel in October 2009 by a competitor in Black Hawk, Colorado has had a negative impact on our Black Hawk, Colorado properties in fiscal 2010. The opening of a competing land-based facility, which replaced a riverboat operation in the Quad Cities area during December 2008, has had a negative impact on net revenues and operating results at our Bettendorf and Davenport, Iowa properties in the latter part of fiscal 2009 and in fiscal 2010. The introduction of table games and expansion of Class III gaming at competing Native American casinos, beginning July 2008, has had a negative impact on our Pompano property's net revenues and operating results in fiscal 2009 and 2010.

          Gaming Law Changes—During November 2008, gaming law changes became effective in Missouri which repealed the $500 loss limit. During early July 2009, gaming law changes became effective in Colorado which extended the hours of operations, expanded the types of allowable table games and increased the betting limit from $5 to $100 per bet. Our gaming revenues reflect the favorable impact of these changes in state gaming laws.

          In April 2010, changes were made to Florida law which, among other things, will lower our state gaming tax rate from 50% to 35% effective July 1, 2010. It also allows the poker operations to remain open for the same hours as the slot floor and removes the poker betting limits.

          Smoking Restrictions—While we have benefited at our Bettendorf and Davenport, Iowa properties from a smoking ban that impacts a competitor, the smoking ban enacted in Colorado during January 2008 has had a continuing adverse impact on our overall operating results at our Black Hawk, Colorado properties.

Results of Operations

        Our results of continuing operations for the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008 reflect the consolidated operations of all of our subsidiaries. Our international operations, including Coventry, Blue Chip and Lucaya are presented as discontinued operations. The results for our fiscal years 2009 and 2008 have been reclassified to reflect the classification of all international operations as discontinued operations as well as to conform our financial presentation to our current year financial statement format. Our Lucaya operations were classified as discontinued operations in the third quarter of fiscal 2010, our Coventry and Blue Chip Casino operations were classified as discontinued operations in the fourth quarter of fiscal 2009.

        Our fiscal year ends on the last Sunday in April. This fiscal year convention creates more comparability of our quarterly operations, by generally having an equal number of weeks (13) and weekend days (26) in each quarter. Periodically, this convention necessitates a 53-week year. The fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008 were all 52-week years.

ISLE OF CAPRI CASINOS, INC.

	Net Revenues Fiscal Year Ended			Operating Income (Loss) Fiscal Year Ended
(in thousands)	April 25, 2010	April 26, 2009	April 27, 2008	April 25, 2010	April 26, 2009	April 27, 2008
Mississippi
Biloxi	$72,602	$83,880	$90,952	$(8,306)	$(7,952)	$(3,538)
Natchez	32,826	37,023	35,656	8,868	10,811	7,412
Lula	68,147	70,985	75,336	10,692	11,498	11,034

Mississippi Total	173,575	191,888	201,944	11,254	14,357	14,908
Louisiana
Lakes Charles	139,423	152,112	159,456	13,317	22,041	20,623
Missouri
Kansas City	76,815	74,435	75,556	13,717	10,369	8,121
Boonville	77,759	78,582	79,802	21,125	20,737	19,485
Caruthersville (1)	32,685	31,579	26,857	3,853	1,638	2,574

Missouri Total	187,259	184,596	182,215	38,695	32,744	30,180
Iowa
Bettendorf	79,527	91,661	92,060	12,624	20,090	18,967
Davenport	48,075	49,005	52,333	10,494	10,351	8,834
Marquette	27,176	29,875	32,866	1,330	3,705	4,380
Waterloo (2)	81,261	80,544	64,650	11,614	11,377	5,661

Iowa Total	236,039	251,085	241,909	36,062	45,523	37,842
Colorado
Black Hawk/Colorado Central Station	126,140	123,382	144,083	14,891	14,688	30,811
Florida
Pompano	135,998	142,672	160,831	(6,951)	(6,434)	(7,442)
Insurance recoveries (3)	—	61,845	348	—	94,073	2,105
Expense recoveries and other charges, net (4)	—	—	—	6,762	(36,125)	(6,526)
Pre-opening (2)	—	—	—	—	—	(3,654)
Corporate and other	1,402	455	597	(49,974)	(46,335)	(53,696)

From continuing operations	$999,836	$1,108,035	$1,091,383	$64,056	$134,532	$65,151

Note: This table excludes our international properties which have been classified as discontinued operations.

(1)
Reflects results since the June 2007 acquisition effective date.

(2)
Waterloo opened for operations in June 2007. Reflects pre-opening expenses related to this property.

(3)
Insurance recoveries include business interruption proceeds of $62,932, included in net revenues in fiscal 2009. $61,845 of this amount relates to settlement for events that occurred prior to fiscal 2009 (primarily Hurricane Katrina).

(4)
Expense recoveries and other charges include expense recoveries, valuations and other charges. See Executive Overview—Expense Recoveries and Other Charges, net for a detailed discussion of such items.

Fiscal 2010 Compared to Fiscal 2009

    Revenues

        Revenues for the fiscal years 2010 and 2009 are as follows:

	Fiscal Year Ended
($ in thousands)	April 25, 2010	April 26, 2009	Variance	Percentage Variance
Revenues:
Casino	$1,013,386	$1,055,694	$(42,308)	-4.0%
Rooms	43,007	46,380	(3,373)	-7.3%
Pari-mutuel, food, beverage and other	134,994	138,632	(3,638)	-2.6%
Hurricane and other insurance recoveries	—	62,932	(62,932)	N/M

Gross revenues	1,191,387	1,303,638	(112,251)	-8.6%
Less promotional allowances	(191,551)	(195,603)	4,052	2.1%

Net revenues	$999,836	$1,108,035	$(108,199)	-9.8%

        Casino Revenues—Casino revenues decreased $42.3 million, or 4.0%, in fiscal 2010 compared to fiscal 2009. We experienced a decrease in casino revenues at most of our properties primarily as a result of the continued deterioration in discretionary consumer spending in conjunction with poor economic conditions, with our properties in Lake Charles and Biloxi experiencing decreases of $9.5 million and $8.1 million, respectively. Casino revenues at our Quad Cities properties declined $13.9 million due to competition from a new land-based facility and casino revenues at our Pompano slot facility declined $3.6 million due to expansion of nearby competing Native American casinos.

        Rooms Revenue—Rooms revenue decreased $3.4 million, or 7.3%, in fiscal 2010 compared to fiscal 2009 primarily resulting from decreased occupancy and lower average room rates as a result of reduced consumer demand for rooms.

        Pari-mutuel, Food, Beverage and Other Revenues —Pari-mutuel, food, beverage and other revenues decreased $3.6 million, or 2.6%, in fiscal 2010 compared to fiscal 2009. This decrease was a result of a decrease of $3.7 million in pari-mutuel revenues at Pompano as a result of a 33 day decrease in year over year live racing days offset by a net increase in food, beverage and other revenues.

        Promotional Allowances—Promotional allowances, which are made up of complimentary revenues, cash points and coupons, are rewards that we give our loyal customers to encourage them to continue to patronize our properties. These allowances decreased by $4.1 million in fiscal 2010 compared to fiscal 2009 due to changes in our promotions and corresponding reductions in our revenues. For fiscal 2010 and 2009, promotional allowances as a percentage of casino revenues were 18.9% and 18.5%, respectively.

    Operating Expenses

        Operating expenses for the fiscal years 2010 and 2009 are as follows:

	Fiscal Year Ended
($ in thousands)	April 25, 2010	April 26, 2009	Variance	Percentage Variance
Operating Expenses
Casino	$153,838	$151,610	$2,228	1.5%
Gaming taxes	262,241	269,928	(7,687)	-2.8%
Rooms	10,845	12,306	(1,461)	-11.9%
Pari-mutuel, food, beverage and other	44,760	51,462	(6,702)	-13.0%
Marine and facilities	61,507	64,368	(2,861)	-4.4%
Marketing and administrative	253,097	256,210	(3,113)	-1.2%
Corporate and development	46,750	41,331	5,419	13.1%
Expense recoveries and other charges, net	(6,762)	36,125	(42,887)	-118.7%
Hurricane and other insurance recoveries	—	(32,277)	32,277	N/M
Depreciation and amortization	109,504	122,440	(12,936)	-10.6%

Total operating expenses	$935,780	$973,503	(37,723)	-3.9%

        Casino—Casino operating expenses increased $2.2 million, or 1.5% in fiscal 2010 compared to fiscal 2009. These expenses are primarily comprised of salaries, wages and benefits and other operating expenses of our casinos. This increase was primarily the result of increased cost of casino operations at our Black Hawk casinos following a July 2009 regulatory change expanding the hours of gaming operations.

        Gaming Taxes—Gaming taxes decreased by $7.7 million, or 2.8%, in fiscal 2010 compared to fiscal 2009. This reduction in gaming taxes is primarily a result of a 4.0% decrease in casino gaming revenue and changes in mix of gaming revenues among states with differing gaming tax rates.

        Rooms—Rooms expenses decreased by $1.5 million or 11.9% in fiscal 2010 compared to fiscal 2009. Overall reductions in rooms expenses corresponds to our 7.3% decline in rooms revenue.

        Pari-mutuel, Food, Beverage and Other—Pari-mutuel, food, beverage and other expenses decreased $6.7 million, or 13.0%, in fiscal 2010 as compared to fiscal 2009. Pari-mutuel operating costs at Pompano decreased $4.2 million in fiscal 2010 compared to fiscal 2009. Such costs consist primarily of compensation, benefits, purses, simulcast fees and other direct costs of track operations. The decreases in current year as compared to prior year are a result of reduction of 33 live racing days during the current fiscal year. The reduction in food and beverage expenses resulted primarily from labor and other cost reductions. Food and beverage expenses consist primarily of the cost of goods sold, salaries, wages and benefits and other operating expenses of these departments.

        Marine and Facilities—These expenses include salaries, wages and benefits of the marine and facilities departments, operating expenses of the marine crews, maintenance of public areas, housekeeping and general maintenance of the riverboats and pavilions. Marine and facilities expenses decreased $2.9 million, or 4.4%, in fiscal 2010 compared to fiscal 2009 and is the result of $1.5 million in utility cost reductions, $0.5 million in reduced payroll costs and $0.9 million in other cost reductions.

        Marketing and Administrative—These expenses include salaries, wages and benefits of the marketing and sales departments, as well as promotions, direct mail, advertising, special events and entertainment. Administrative expenses include administration and human resource department expenses, rent, professional fees, insurance and property taxes. The $3.1 million decrease in marketing and administrative expenses in fiscal 2010, as compared to fiscal 2009, reflects our decision to reduce marketing costs to less profitable customer segments and to reduce our administrative costs.

        Corporate and Development—During fiscal 2010, our corporate and development expenses were $46.8 million compared to $41.3 million for fiscal 2009. This increase in corporate and development expense reflects $1.8 million of costs associated with the amendment of our credit facility, a $1.1 million increase in stock compensation expense and other increases in professional and other expenses associated with our development and acquisition activities.

        Depreciation and Amortization—Depreciation and amortization expense decreased by $12.9 million, or 10.6%, in fiscal 2010, as compared to fiscal 2009 primarily due to certain assets becoming fully depreciated during the current year.

    Other Income (Expense), Income Taxes, Minority Interest and Discontinued Operations

        Interest expense, interest income, other, gain on early extinguishment of debt, income tax (provision) benefit, minority interest and income from discontinued operations, net of income taxes for the fiscal years 2010 and 2009 are as follows:

	Fiscal Year Ended
($ in thousands)	April 25, 2010	April 26, 2009	Variance	Percentage Variance
Interest expense	$(75,434)	$(92,065)	$16,631	-18.1%
Interest income	1,833	2,112	(279)	-13.2%
Other	(370)	—	(370)	N/M
Gain on early extinguishment of debt	—	57,693	(57,693)	N/M
Income tax (provision) benefit	8,374	(41,039)	49,413	-120.4%
Loss from discontinued operations, net of income taxes	(1,732)	(17,658)	15,926	-90.2%

        Interest Expense—Interest expense decreased $16.6 million, or 18.1%, in fiscal 2010 compared to fiscal 2009 resulting from lower average debt balances. Our lower average debt balance resulted from the reduction of $142.7 million of our senior subordinated 7% notes and a $35.0 million repayment on our senior secured credit facility debt in February and March 2009, respectively. While we have experienced a decrease in the interest rate on the variable interest rate components of our debt through the third quarter of fiscal 2010, our senior secured credit facility amendment during the fourth quarter of fiscal 2010 increased our overall interest rates. See liquidity and capital resources for additional discussion of our senior secured credit facility amendment.

        Interest Income—During fiscal 2010, our interest income decreased $0.3 million as compared to fiscal 2009. The change in interest income reflects changes in our invested cash and marketable securities balances and lower interest rates.

        Other—This includes expenses related to the change in fair value of our ineffective interest rate swap agreements.

        Income Tax (Provision) Benefit—Our income tax (provision) benefit from continuing operations and our effective income tax rate has been impacted by our settlement of certain tax liabilities for $4.7 million less than our estimated accrual, our amount of annual taxable income (loss) for financial statement purposes as well as our percentage of permanent items in relation to such income or loss. Effective income tax rates were as follows:

	April 25, 2010	April 26, 2009
Continuing operations	84.4%	40.1%
Total	73.2%	41.7%

Fiscal 2009 Compared to Fiscal 2008

    Revenues

        Revenues for the fiscal years 2009 and 2008 are as follows:

	Fiscal Year Ended
($ in thousands)	April 26, 2009	April 27, 2008	Variance	Percentage Variance
Revenues:
Casino	$1,055,694	$1,092,293	$(36,599)	-3.4%
Rooms	46,380	49,498	(3,118)	-6.3%
Pari-mutuel, food, beverage and other	138,632	150,144	(11,512)	-7.7%
Hurricane and other insurance recoveries	62,932	348	62,584	N/M

Gross revenues	1,303,638	1,292,283	11,355	0.9%
Less promotional allowances	(195,603)	(200,900)	5,297	2.6%

Net revenues	$1,108,035	$1,091,383	16,652	1.5%

        Casino Revenues—Casino revenues decreased $36.6 million, or 3.4%, in fiscal 2009 compared to fiscal 2008. We experienced a decrease in casino revenues at most of our properties primarily as a result of the continued deterioration in discretionary consumer spending in conjunction with poor economic conditions. Our Black Hawk properties' $24.2 million decline in casino revenues as compared to fiscal 2008 also reflects the impact of a statewide smoking ban effective for Colorado casinos on January 1, 2008. The $8.4 million decrease in casino revenues at our Pompano slot facility also reflects the expansion of nearby competing Native American casinos. Decreases in our casino revenues were partially offset by increases in casino revenues of $20.5 million at our Waterloo and Caruthersville properties due to the casinos being opened for a full 12 months in fiscal 2009 compared to only 10 and nine months, respectively, in fiscal 2008.

        Rooms Revenue—Rooms revenue decreased $3.1 million, or 6.3%, in fiscal 2009 compared to fiscal 2008 primarily resulting from decreased occupancy and lower average room rates as a result of reduced consumer demand for rooms.

        Pari-mutuel, Food, Beverage and Other Revenues —Pari-mutuel, food, beverage and other revenues decreased $11.5 million, or 7.7% in fiscal 2009 compared to fiscal 2008 corresponding to an overall reduction in casino revenues and due to decreases in consumer spending caused by current economic conditions. Pari-mutuel commissions and fees earned at Pompano decreased $3.2 million, or 16.8% compared to the prior fiscal year due to decreases in wagering. These decreases were offset by increases at our Waterloo and

Caruthersville properties due to the casinos being opened for a full 12 months in fiscal 2009 compared to only 10 and nine months, respectively, in fiscal 2008.

        Promotional Allowances—Promotional allowances, which are made up of complimentary revenues, cash points and coupons, are rewards that we give our loyal customers to encourage them to continue to patronize our properties. These allowances decreased by $5.3 million in fiscal 2009 compared to fiscal 2008 primarily due to a decrease in patrons. For fiscal 2009 and 2008, promotional allowances as a percentage of casino revenues were 18.5% and 18.4%, respectively.

    Operating Expenses

        Operating expenses for the fiscal years 2009 and 2008 are as follows:

	Fiscal Year Ended
($ in thousands)	April 26, 2009	April 27, 2008	Variance	Percentage Variance
Operating expenses:
Casino	$151,610	$151,090	$520	0.3%
Gaming taxes	269,928	285,370	(15,442)	-5.4%
Rooms	12,306	12,494	(188)	-1.5%
Pari-mutuel, food, beverage and other	51,462	57,030	(5,568)	-9.8%
Marine and facilities	64,368	65,469	(1,101)	-1.7%
Marketing and administrative	256,210	270,087	(13,877)	-5.1%
Corporate and development	41,331	47,334	(6,003)	-12.7%
Expense recoveries and other charges, net	36,125	6,526	29,599	453.6%
Hurricane and other insurance recoveries	(32,277)	(1,757)	(30,520)	N/M
Pre-opening	—	3,654	(3,654)	-100.0%
Depreciation and amortization	122,440	128,935	(6,495)	-5.0%

Total operating expenses	$973,503	$1,026,232	(52,729)	-5.1%

        Casino—Casino operating expenses increased nominally year over year. These expenses are primarily comprised of salaries, wages and benefits and other operating expenses of our casinos. Casino properties opened in fiscal 2008 experienced a $7.8 million increase in year over year casino expenses while casino properties operating for both years experienced a $7.3 million reduction in casino expenses corresponding to an overall decrease in gaming revenues and management's increased focus on cost management.

        Gaming Taxes—State and local gaming taxes decreased by $15.4 million, or 5.4%, in fiscal 2009 compared to fiscal 2008. This reduction in gaming taxes is primarily a result of a 3.4% decrease in casino gaming revenue and changes in gaming revenues among states with differing gaming tax rates and refund of a $1.9 million in gaming taxes at our Pompano facility following an agreement reached with the State of Florida regarding the interpretation of the gaming tax calculation based on gaming taxes paid since Pompano's opening.

        Pari-mutuel, Food, Beverage and Other—Pari-mutuel, food, beverage and other expenses decreased $5.6 million, or 9.8%, in fiscal 2009 as compared to fiscal 2008. A $2.4 million reduction in food and beverage expenses reflects a decrease in overall food and beverage revenues with food and beverage expenses as a percentage of gross food and beverage revenues remaining stable in both fiscal 2009 and 2008. Food and beverage expenses consist primarily of the cost of goods sold, salaries, wages and benefits and other operating expenses of these departments. This decrease reflects the reductions in our food, beverage and other revenues. Pari-mutuel operating costs of Pompano decreased $3.1 million in fiscal 2009 compared to fiscal 2008. Such costs consist primarily of compensation, benefits, purses, simulcast fees and other direct costs of track operations. The decreases in the current year as compared to prior year are a result of cost reductions related to our pari-mutuel operations.

        Marine and Facilities—These expenses include salaries, wages and benefits of the marine and facilities departments, operating expenses of the marine crews, maintenance of public areas, housekeeping and general maintenance of the riverboats and pavilions. Marine and facilities expenses decreased $1.1 million, or 1.7%, in fiscal 2009 compared to fiscal 2008 and is the result of headcount reductions and cost management.

        Marketing and Administrative—These expenses include salaries, wages and benefits of the marketing and sales departments, as well as promotions, direct mail, advertising, special events and entertainment. Administrative expenses include administration and human resource department expenses, rent, professional fees, insurance and property taxes. The $13.9 million decrease in marketing and administrative expenses in fiscal 2009 compared to fiscal 2008, reflects our decision to reduce marketing costs to less profitable customer segments and to reduce our administrative costs.

        Corporate and Development—During fiscal 2009, our corporate and development expenses were $41.3 million compared to $47.3 million for fiscal 2008. This decrease in corporate and development expense reflects our continued efforts to reduce our corporate overhead and includes reductions of $3.5 million in professional and consulting services as well as reductions in other corporate expenses.

        Depreciation and Amortization—Depreciation and amortization expense decreased by $6.5 million, or 5.0%, in fiscal 2009 compared to fiscal 2008 primarily due to certain assets becoming fully depreciated during the current year.

    Other Income (Expense), Income Taxes, Minority Interest and Discontinued Operations

        Interest expense, interest income, loss on early extinguishment of debt, income tax (provision) benefit, minority interest and income from discontinued operations, net of income taxes for the fiscal years 2009 and 2008 are as follows:

	Fiscal Year Ended
($ in thousands)	April 26, 2009	April 27, 2008	Variance	Percentage Variance
Interest expense	$(92,065)	$(106,826)	$14,761	-13.8%
Interest income	2,112	3,261	(1,149)	-35.2%
Gain (loss) on early extinguishment of debt	57,693	(15,274)	72,967	-477.7%
Income tax (provision) benefit	(41,039)	20,918	(61,957)	-296.2%
Loss from discontinued operations, net of income taxes	(17,658)	(59,236)	41,578	-70.2%
Income attributable to noncontrolling interest	—	4,868	(4,868)	-100.0%

        Interest Expense—Interest expense decreased $14.8 million, or 13.8%, in fiscal 2009 compared to fiscal 2008. This decrease is primarily attributable to a lower average debt balance resulting from the pay down of $142.7 million of our senior subordinated 7% notes and a $35.0 million repayment on our senior secured credit facility debt in February and March 2009, respectively, and a decrease in the interest rate on the variable interest rate components of our debt.

        Interest Income—During fiscal 2009, our interest income decreased $1.1 million as compared to fiscal 2008. The change in interest income reflects changes in our invested cash and marketable securities balances and lower interest rates.

        Income Tax (Provision) Benefit—Our income tax (provision) benefit from continuing operations and our effective income tax rate has been impacted by amount of annual taxable income (loss) for financial statement purposes as well as our percentage of permanent items in relation to such income or loss. Effective income tax rates were as follows:

	April 26, 2009	April 27, 2008
Continuing operations	40.1%	39.0%
Total	41.7%	41.3%

Liquidity and Capital Resources

        Cash Flows from Operating Activities—During fiscal 2010, we generated $106.4 million in cash flows from operating activities compared to generating $190.6 million during fiscal 2009. The decrease in cash flows from operating activities is primarily due to reductions in net income of $46.8 million as the prior fiscal year included $60 million in pretax business interruption insurance proceeds from our Hurricane Katrina settlement at our Biloxi property and collection of $20.9 million of income tax refunds.

        Cash Flows used in Investing Activities—During fiscal 2010 we used $31.0 million for investing activities compared to using $27.9 million during fiscal 2009. Our fiscal 2010 investing activities include $27.7 million for purchases of property and equipment. Significant investing activities for fiscal 2009 included purchases of property and equipment of $58.6 million primarily offset by the collection of property related insurance proceeds of $32.2 million.

        Cash Flows used by Financing Activities—During fiscal 2010 our net cash flows used by financing activities were $104.0 million primarily comprised of:

  •
  Repayment of $8.4 million of our senior secured term loans;

  •
  Net repayments of $90.5 million under our revolving credit agreement; and

  •
  Payment of $3.9 million in deferred financing costs associated with the amendment of our senior secured credit facility.

        During fiscal year ended 2009 our net cash flows used by financing activities were $157.2 million primarily comprised of:

  •
  Repayment of $43.7 million of our senior secured term loans;

  •
  Net repayments of $18.5 million under our revolving credit agreement;

  •
  Payment of $82.8 million (used to retire $142.7 million) in principal amount of our 7% senior subordinated notes; and

  •
  Repayment of other long-term liabilities of $11.4 million.

        Availability of Cash and Additional Capital—At April 25, 2010, we had cash and cash equivalents of $68.1 million and marketable securities of $22.9 million. As of April 25, 2010, we had $21.5 million in borrowings under our revolving credit and $817.3 million in term loans outstanding under our senior secured credit facility. Our net line of credit availability at April 25, 2010 was approximately $109 million as limited by our leverage ratio. The capacity under our senior secured credit facility increased to approximately $148 million on June 8, 2010, taking into account the Rainbow Casino acquisition, which occurred on June 8, 2010, and a reduction of our letter of credits to $11 million.

        Amendment of our Senior Secured Credit Facility—On February 17, 2010, we entered into an amendment to our senior secured credit facility which, among other things, (1) modified the leverage ratio and interest coverage ratio to provide for greater flexibility through April 30, 2012, after which date the ratios return to the original levels as outlined in the senior secured credit facility; (2) reduced the capacity of the revolving line of credit by $100,000 to $375,000; (3) increased the interest rate of both the revolving line of credit and term loan portions with respect to such loans whose interest rate is determined by reference to the LIBOR rate to LIBOR+3.00% with a LIBOR floor of 2.00%; and (4) allows us to issue senior unsecured notes, provided the proceeds are used to repay borrowings under the senior secured credit facility.

        As a result of the amendment to the senior secured credit facility, we recorded a charge of approximately $2.2 million in the fourth quarter of fiscal 2010 related to fees and the write-off of certain unamortized deferred financing costs, of which approximately $0.3 million was non-cash. If current debt levels remain static, we expect our annual interest expense to increase by approximately $15 million to $18 million as a result of the amendment to the senior secured credit facility, beginning during the fourth quarter of fiscal 2010.

        Capital Expenditures and Development Activities—Historically, we have made significant investments in property and equipment and expect that our operations will continue to demand ongoing investments to keep our properties competitive.

        In June 2010, we closed on our purchase of the Rainbow Casino in Vicksburg, Mississippi. We funded the $80 million purchase price with borrowings under our senior secured credit facility.

        In fiscal 2011, we plan to invest approximately $48 million in maintenance capital expenditures.

        Historically, we have funded our daily operations through net cash provided by operating activities and our significant capital expenditures through operating cash flow and debt financing. While we believe that existing cash, cash flow from operations, and available borrowings under our senior secured credit facility will be sufficient to support our working capital needs, planned capital expenditures and debt service requirements for the foreseeable future, there is no assurance that these sources will in fact provide adequate funding for our planned and necessary expenditures or that our planned reduced levels of capital investments will be sufficient to allow us to remain competitive in our existing markets.

        We have identified several capital projects primarily focused on refreshing our hotel room inventory as well as additional improvements to our Black Hawk and Lake Charles properties, and further Lady Luck conversions. The timing and amount of these capital expenditures will be determined as we gain more clarity as to improvement of economic and local market conditions, cash flows from our continuing operations and availability of cash under our senior secured credit facility.

        We have entered into an agreement to provide management services for a potential casino to be located at the Nemacolin Woodlands Resort in Farmington, Pennsylvania, ("the Resort"). The development of this casino is subject to numerous regulatory approvals including obtaining a state gaming license, which is a competitive award process among several applicants. If the Resort is successful in obtaining a gaming license, we have agreed to complete the build-out of the casino space. We currently estimate the project cost at approximately $50 million.

        We are highly leveraged and may be unable to obtain additional debt or equity financing on acceptable terms if our current sources of liquidity are not sufficient or if we fail to stay in compliance with the covenants of our senior secured credit facility. We will continue to evaluate our planned capital expenditures at each of our existing locations in light of the operating performance of the facilities at such locations.

        As part of our business development activities, historically we have entered into agreements which have resulted in the acquisition or development of businesses or assets. These business development efforts and related agreements typically require the expenditure of cash, which may be significant. The amount and timing of our cash expenditures relating to development activities may vary based upon our evaluation of current and future development opportunities, our financial condition and the condition of the financing markets. Our development activities are subject to a variety of factors including but not limited to: obtaining permits, licenses and approvals from appropriate regulatory and other agencies, legislative changes and, in certain circumstances, negotiating acceptable leases.

Critical Accounting Estimates

        Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles that require our management to make estimates and assumptions that affect reported amounts and related disclosures. Management identifies critical accounting estimates as:

  •
  those that require the use of assumptions about matters that are inherently and highly uncertain at the time the estimates are made;

  •
  those estimates where, had we chosen different estimates or assumptions, the resulting differences would have had a material impact on our financial condition, changes in financial condition or results of operations; and

  •
  those estimates that, if they were to change from period to period, likely would result in a material impact on our financial condition, changes in financial condition or results of operations.

        Based upon management's discussion of the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors, we believe the following accounting estimates involve a higher degree of judgment and complexity.

        Goodwill and Other Intangible Assets—At April 25, 2010, we had goodwill and other intangible assets of $392.8 million, representing 23.4% of total assets. Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), is now included in ASC Topic 350, Intangibles—Goodwill and Other. For goodwill and indefinite-lived intangible assets, we perform an annual impairment test for these assets in the fourth fiscal quarter of each year, or on an interim basis if indicators of impairment exist. For properties with goodwill and/or other intangible assets with indefinite lives, this test requires the comparison of the implied fair value of each reporting unit to carrying value.

        We must make various assumptions and estimates in performing our impairment testing. The implied fair value includes estimates of future cash flows that are based on reasonable and supportable assumptions which represent our best estimates of the cash flows expected to result from the use of the assets including their eventual disposition and by a market approach based upon valuation multiples for similar companies. Changes in estimates, increases in our cost of capital, reductions in transaction multiples or application of alternative assumptions and definitions could produce significantly different results. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flows are based on the current regulatory, social and economic climates, recent operating information and budgets of the various properties where we conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our properties.

        We engaged an independent third party valuation firm to conduct our annual impairment testing for fiscal 2010. Our reporting units with goodwill and/or other long-lived intangibles had fair values which exceeded their carrying values by at least 15%, except for our Black Hawk reporting unit with goodwill and indefinite-lived assets as of April 25, 2010 of $30.6 million, which whose fair value exceeded its carrying value by 6%. During our 2009 annual impairment test, we recorded an impairment charge of $18.3 million to write-down goodwill and indefinite lived intangible assets at Black Hawk reporting unit.

        Property and Equipment—At April 25, 2010, we had property and equipment, net of accumulated depreciation of $1.1 billion, representing 66% of total assets. We capitalize the cost of property and equipment. Maintenance and repairs that neither materially add to the value of the property or equipment nor appreciably prolong its life are charged to expense as incurred. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are based on the nature of the assets as well as our current operating strategy. Future events such as property expansions, new competition, changes in technology and new regulations could result in a change in the manner in which we are using certain assets requiring a change in the estimated useful lives of such assets.

        Impairment of Long-lived Assets—We evaluate long-lived assets for impairment in accordance with the guidance in the Impairment or Disposal of Long Lived Assets subsection of ASC Topic 360, Property, Plant and Equipment ("ASC Topic 360"). For a long-lived asset to be held and used, we review the asset for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. In assessing the recoverability of the carrying value of such property, equipment and other long-lived assets, we make assumptions regarding future cash flows and residual values. If these estimates or the related assumptions are not achieved or change in the future, we may be required to record an impairment loss for these assets. In evaluating impairment of long-lived assets for newly opened operations, estimates of future cash flows and residual values may require some period of actual results to provide the basis for an opinion of future cash flows and residual values used in the determination of an impairment loss for these assets. For assets held for disposal, we recognize the asset at the lower of carrying value or fair market value, less cost of disposal based upon appraisals, discounted cash flows or other methods as appropriate. An impairment loss would be recognized as a non-cash component of operating income.

        During the fourth quarter of fiscal 2009, we recorded a charge of $1.4 million to reduce our Blue Chip assets held for sale to their estimated fair value less the cost to sell.

        During the fourth quarter of fiscal 2008, we engaged an independent third party valuation firm to conduct an appraisal of our long-lived assets associated with our casino property in Coventry, England due to the continuation of losses from operations, a review of expected future operating trends and the current fair values of our long-lived assets in Coventry, England. Based upon this appraisal, we recorded an impairment charge of $78.0 million relating to the write-down of long-lived assets at our Coventry property in fiscal 2008.

        Self-Insurance Liabilities—We are self-funded up to a maximum amount per claim for our employee-related health care benefits program, workers' compensation and general liabilities. Claims in excess of this maximum are fully insured through a stop-loss insurance policy. We accrue a discounted estimate for workers' compensation liability and general liabilities based on claims filed and estimates of claims incurred but not reported. We rely on independent consultants to assist in the determination of estimated accruals. While the estimated cost of claims incurred depends on future developments, such as increases in health care costs, in our opinion, recorded reserves are adequate to cover future claims payments. Based upon our current accrued insurance liabilities, a 1% change in our discount factor would cause a $0.7 million change in our accrued self-insurance liability.

        Income Tax Assets and Liabilities—We account for income taxes in accordance with the guidance in ASC Topic 740, Income Taxes ("ASC Topic 740"). We are subject to income taxes in the United States and in several states in which we operate. We recognize a current tax asset or liability for the estimated taxes payable or refundable based upon application of the enacted tax rates to taxable income in the current year. Additionally, we are required to recognize a deferred tax liability or asset for the estimated future tax effects attributable to temporary differences. Temporary differences occur when differences arise between: (a) the amount of taxable income and pretax financial income for a year and (b) the tax basis of assets or liabilities and their reported amounts in financial statements. Deferred tax assets recognized must be reduced by a valuation allowance for any tax benefits that, in our judgment and based upon available evidence, may not be realizable.

        We assess our tax positions using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts, and are classified as current Other accrued liabilities or long-term Other long-term liabilities based on the time until expected payment. We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense.

        Stock Based Compensation—We apply the guidance of ASC Topic 718, Compensation—Stock Compensation ("ASC Topic 718") in accounting for stock compensation. Generally, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The estimate of the fair value of the stock options is calculated using the Black-Scholes-Merton option-pricing model. This model requires the use of various assumptions, including the historical volatility, the risk free interest rate, estimated expected life of the grants, the estimated dividend yield and estimated rate of forfeitures. Total stock based compensation expense is included in the expense category corresponding to the employees' regular compensation in the accompanying consolidated statements of operations.

        Derivative Instruments—We utilize an investment policy for managing risks associated with our current and anticipated future borrowings, such as interest rate risk and its potential impact on our fixed and variable rate debt. We are also currently required to have at least 50% of our term loans under our senior secured credit facility covered by some form of interest protection. Currently we have $400 million of interest rate swap agreements and a $20 million interest rate cap agreement. Under this policy, we may utilize derivative contracts that effectively convert our borrowings from either floating-to-fixed or fixed-to-floating. The policy does not allow for the use of derivative financial instruments for trading or speculative purposes. To the extent we employ such financial instruments pursuant to this policy, and the instruments qualify for hedge accounting, we may designate and account for them as hedged instruments. In order to qualify for hedge accounting, the underlying hedged item must expose us to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce our exposure to market fluctuations throughout the hedged period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain (loss) in the period of change. Otherwise, gains and losses related to the change in the market value are not recognized, except to the extent that the hedged debt is disposed of prior to maturity or to the extent that unacceptable ranges of ineffectiveness exist in the hedge. Net interest paid or received pursuant to the hedged financial instrument is included in interest expense in the period. Our current interest rate swap agreements, which were designated as cash flow hedges, became ineffective upon the amendment of our senior secured credit facility in February 2010. We record them at fair value and measure their effectiveness using the long-haul method. The effective portion of any gain or loss on our interest rate swaps is recorded in other comprehensive income (loss). We use the hypothetical derivative method to measure the ineffective portion of our interest rate swaps. The ineffective portion, if any, is recorded in other income (expense). We measure the mark-to-market value of our interest rate swaps using a discounted cash flow analysis of the projected future receipts or payments based upon the forward yield curve on the date of measurement. We adjust this amount to measure the fair value of our interest rate swaps by applying a credit valuation adjustment to the mark-to-market exposure profile.

        Contingencies—We are involved in various legal proceedings and have identified certain loss contingencies. We record liabilities related to these contingencies when it is determined that a loss is probable and reasonably estimable in accordance with the guidance of ASC Topic 450 Contingencies ("ASC Topic 450"). These assessments are based on our knowledge and experience as well as the advice of legal counsel regarding current and past events. Any such estimates are also subject to future events, court rulings, negotiations between the parties and other uncertainties. If an actual loss differs from our estimate, or the actual outcome of any of the legal proceedings differs from expectations, operating results could be impacted.

Contractual Obligations and Commercial Commitments

        The following table provides information as of fiscal 2010, about our contractual obligations and commercial commitments. The table presents contractual obligations by due dates and related contractual commitments by expiration dates (in millions).

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$1,200.9	$8.7	$39.1	$1,150.2	$2.9
Estimated interest payments on long-term debt (1)	277.7	77.9	145.1	52.2	2.5
Operating Leases	508.8	20.5	32.9	31.9	423.5
Long-Term Obligations (2)	18.4	9.1	5.8	1.4	2.1
Other Long-Term Obligations	23.7	1.1	2.2	2.9	17.5

Total Contractual Cash Obligations	$2,029.5	$117.3	$225.1	$1,238.6	$448.5

(1)
Estimated interest payment on long-term debt are based on principal amounts outstanding at our fiscal year end and forecasted LIBOR rates for our senior secured credit facility.

(2)
Long-term obligations include future purchase commitments as well as current and future construction contracts.

Recently Issued Accounting Standards

        Recently Issued Accounting Standards—New Pronouncements—In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, "The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("ASC"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). SFAS 168 establishes the FASB Accounting Standards CodificationTM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for most financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this guidance has changed how we reference various elements of GAAP when preparing our financial statement disclosures, but did not have an impact on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements, requires noncontrolling interests to be reported as part of equity and changes the income statement presentation of income or losses attributable to the noncontrolling interests. We adopted SFAS 160 as of April 27, 2009, as required. The adoption of SFAS 160 did not have a material impact on our consolidated financial statements.

DESCRIPTION OF COMMON STOCK

        In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, as amended, and our bylaws relating to our capital stock. You should read our certificate of incorporation and bylaws currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement of which this prospectus is part.

General

        Our certificate of incorporation currently authorizes the issuance of 45,000,000 shares of common stock, 3,000,000 shares of Class B common stock, $0.01 par value, and 2,000,000 shares of preferred stock, $0.01 par value. Pursuant to the Goldstein Governance Agreement, members of the Goldstein Group have agreed that, prior to the closing of this offering, members of the Goldstein Group, who collectively hold a majority of our outstanding shares of common stock, will approve amendments to our certificate of incorporation. We expect the amendments to become effective approximately 30 days after the date of this prospectus supplement. The amendments will, among other things, authorize the issuance of 60,000,000 shares of common stock, 3,000,000 shares of Class B common stock, $0.01 par value, and 2,000,000 shares of preferred stock, $0.01 par value. As of June 25, 2010, 32,445,988 shares of our common stock were issued and outstanding, which excludes 4,326,242 shares held by us in treasury, and no shares of our Class B common stock or our preferred stock were issued or outstanding. All issued and outstanding shares of our common stock are fully paid and non-assessable.

        The rights and privileges of the holders of our common stock are subject to any preferential rights and privileges of the holders of any Class B common stock or preferred stock outstanding.

        Our board of directors has also agreed to approve and adopt all necessary amendments to our by-laws to be consistent with the terms of the Goldstein Governance Agreement and the amendments to our certificate of incorporation.

        Dividend Rights.    Holders of shares of our common stock are entitled to a pro rata share of any dividends declared on the common stock by our board of directors from funds legally available therefor. We have never paid a dividend and do not anticipate paying one in the near future.

        Liquidation Rights.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in all assets remaining after payment in full of liabilities, including the liquidation rights of any of our outstanding preferred stock or Series A junior participating preferred stock.

        Voting Rights.    Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders are not entitled to cumulate votes for the election of directors. Accordingly, the holders of more than 50% of all of the shares outstanding can elect all of the directors.

        The amendments to our certificate of incorporation will provide that, until the Supermajority Expiration Time (as defined below), we may not, without the affirmative vote of the holders of at least 66 2/3% of the Company's voting power, voting as a single class, (i) adopt any agreement providing for the merger or consolidation of the Company with or into any other corporation or entity, or similar transaction in which the shares of stock of the Company are exchanged for or changed into other stock or securities, cash and/or other property, (ii) adopt any agreement providing for the sale or lease of all or substantially all of the assets or property of the Company and its subsidiaries (taken as a whole), (iii) spin-off, split-up or issue an extraordinary dividend to shareholders and (iv) liquidate, dissolve or wind up the Company. Such affirmative vote or consent shall be in addition to the votes or consents of the holders of stock of the Company otherwise required by law or any agreement between the Company and any national securities exchange. The foregoing provision may not be amended, modified or repealed unless such amendment, modification or repeal is approved by the affirmative vote or consent of the holders of at least two-thirds of the voting power of the corporation, voting as a single class. Other matters to be voted upon by the holders of our common stock require the affirmative vote of a majority of the shares present at the particular stockholders meeting.

        "Supermajority Expiration Time" means the first to occur of (i) (A) the Goldstein Group and/or (B) GFIL (as defined below) ceasing to hold common stock of the Company representing at least 22.5% of the Company's outstanding common stock, not including any shares of Class B common stock or shares of common stock issued upon conversion of any preferred stock (provided, however, that if GFIL, or a similarly named limited liability company that is 100% owned and controlled as of the effective date of the amendments to our certificate of incorporation by the Goldstein Group ("GFIL") has not been formed by the Goldstein Group as of the effective date of the amendments to our certificate of incorporation, subclause (B) of this clause (i) shall be null and void and the terms of this clause (i) shall be based solely on the ownership of the Goldstein Group) and (ii) the tenth anniversary of the effective date of the amendments to our certificate of incorporation.

        Staggered Board.    The amendments to our certificate of incorporation will provide for the classification of our board of directors and staggered three-year terms of service for each class of directors. The Class I directors' initial term will expire at the next annual meeting of the stockholders, expected to be held in 2010, and the Class I directors elected at that meeting will have a term of three years. The directors in Class I initially will be Jeffrey D. Goldstein, Shaun R. Hayes, Lee S. Wielansky and John G. Brackenbury. The Class II directors' initial term will expire at the annual meeting following the next, expected to be held in 2011, and the Class II directors elected at that meeting will have a term of three years. The directors in Class II initially will be Robert S. Goldstein, Gregory J. Kozicz and W. Randolph Baker. The Class III directors' initial term will expire at the next annual meeting thereafter, expected to be held in 2012, and the Class III directors elected at that meeting will have a term of three years. The directors in Class III initially will be Richard A. Goldstein, Alan J. Glazer and James B. Perry. At each annual meeting thereafter, a single class will be elected and each elected class will have a three year term. Pursuant to the Goldstein Governance Agreement, we have agreed that until the Nomination Expiration Date (as defined below), we will take all action reasonably necessary for the board of directors to nominate and recommend for election by the stockholders each of the Goldstein Directors, subject to such director satisfying and continuing to satisfy applicable Nasdaq requirements and other applicable law (or, in the event any of them dies or becomes legally incapacitated, another descendant of Bernard Goldstein (including a person legally adopted before the age of five) who is suitable to serve as a director of the Company pursuant to applicable Nasdaq requirements and other applicable law and designated by the remaining Goldstein Directors who then are competent; provided, however, if our board of directors reasonably objects to such designee, another descendant reasonably acceptable to our board of directors may so be designated by the remaining qualified Goldstein Directors), at any annual meeting at which their respective directorship terms are scheduled to expire. Until the Supermajority Expiration Time, we may not amend, modify or repeal provisions of the certificate of incorporation, as amended, setting forth the staggered board without the approval of the holders of a majority of the shares of our common stock held by the Goldstein Group. Notwithstanding the foregoing, if the underwriting agreement is not executed on or prior to July 23, 2010 (or such later date as may be mutually agreed to by us and the Goldstein Group), we will not proceed with the amendments to our certificate of incorporation or by-laws and will take all steps necessary to effect such abandonment.

        "Nomination Expiration Date" means the earlier to occur of (1) the tenth anniversary of the date of the Goldstein Governance Agreement and (2) such time as the sum of (i) and (ii) below do not equal in the aggregate at least 22.5% of the then outstanding shares of our common stock, not including any shares of Class B common stock or shares of common stock issued upon conversion of any preferred stock: (i) the total number of Physical Shares of our common stock directly owned by members of the Goldstein Group in the aggregate; and (ii) the total number of Physical Shares of our common stock owned by GFIL multiplied by a fraction, the numerator of which is equal to the total number of Physical Shares of the membership interests of GFIL directly owned by members of the Goldstein Group and the denominator of which is equal to the then total outstanding membership interests of GFIL. "Physical Shares" means shares, units or interests of a corporation or other entity (such as a limited liability company, limited partnership or trust) beneficially owned by any person as to which such person directly or indirectly has voting and investment power and which are held either of record by such person or through a broker, dealer, agent, custodian or other nominee who is the holder of record of such shares.

        Redemption, Conversion and Sinking Fund Provisions.    There are no redemption, conversion or sinking fund provisions with respect to our common stock.

        Preemptive and Other Subscription Rights.    There are no preemptive or other subscription rights with respect to our common stock.

Limitation on Share Ownership

        Our certificate of incorporation prohibits any person from becoming the beneficial owner of 5% or more of any class or series of our issued and outstanding capital stock unless such person agrees in writing to (i) provide to the Gaming Authorities (as defined in our certificate of incorporation) information regarding such person, (ii) respond to written or oral questions that may be propounded by any Gaming Authority and (iii) consent to the performance of any background investigation that may be required by any Gaming Authority, including without limitation, an investigation of any criminal record of such person. Subject to the rights of the holders of any of our Class B common stock or preferred stock then outstanding, our board of directors may redeem any shares of our capital stock held by a Disqualified Holder at a price equal to the Fair Market Value (as defined in our certificate of incorporation) of such shares or such other redemption price as required by pertinent state or federal law pursuant to which the redemption is required. A "Disqualified Holder" means any beneficial owner of shares of our capital stock or any of our subsidiaries, whose holding of shares of our capital stock, when taken together with the holder of shares of capital stock by any other beneficial owner may in the judgment of our board of directors, result in (i) the disapproval, modification, or non-renewal of any contract under which we, or any of our subsidiaries has sole or shared authority to manage any gaming operations, or (ii) the loss or non-reinstatement of any license or franchise from any governmental agency held by us or any of our subsidiaries to conduct any portion of its business, which license or franchise is conditioned upon some or all of the holders of our capital stock meeting certain criteria. Exhibit 99.1 to our Annual Report on Form 10-K/A for the fiscal year ended April 25, 2010, which is incorporated by reference into the accompanying prospectus, sets forth a detailed description of the regulations to which we are subject.

Consequences of Proposed Amendments

        Increase in the Number of Authorized Shares.    As a result of the amendment to our certificate of incorporation, our authorized common stock will be increased to 60,000,000 shares, which after the effective date of the amendments to our certificate of incorporation can be issued by the Company without further stockholder approval. The relative rights and limitations of the additional shares of common stock will remain unchanged under the amendment to our certificate of incorporation, and all terms of such additional shares will be identical to those of the currently outstanding shares of common stock. Further, the amendment to our certificate of incorporation and the additional shares authorized thereby will not alter the number of shares presently outstanding. However, because stockholders do not have any preemptive or similar rights to subscribe for or purchase any additional shares of common stock, future issuances of the additional shares of common stock may, depending on the circumstances, have a dilutive effect on the earnings per share, voting power and other interests of existing stockholders.

        Historically, the use of tender offers to obtain corporate control prompted companies that viewed themselves as potential takeover targets to adopt defensive measures to fend off such real or perceived threats, including enacting internal controls in their charter and bylaws, such as increasing their authorized shares. Increasing the authorized shares of a company could have an adverse impact on the stockholders of the company if its management were to utilize the additional shares in an attempt to render a given merger or tender offer transaction more difficult to accomplish (e.g., by issuing additional shares as a means of diluting the stock ownership or voting rights of those persons attempting to obtain control), even though the transaction is favorable to the stockholders. Similarly, increasing a company's authorized stock could have an adverse impact on its stockholders if management were to utilize the additional shares in an attempt to thwart its own removal (even though such removal would be beneficial to the stockholders) by issuing additional shares to persons allied with management, thereby making it more difficult to remove existing management by diluting the stock ownership or voting rights of the persons seeking to cause such removal.

        The amendment to our certificate of incorporation, however, was not adopted for any potential value it may have as an anti-takeover device. Not only are we not aware of any attempt or contemplated attempt to acquire control of the Company, we consider such possibility highly remote given the large number of shares of common stock held by the Goldstein Group, the limitation on ownership of our common stock imposed by state gaming authorities and the current environment for hostile tender offers in general. Rather, the purpose of the amendment to our certificate of incorporation includes the potential future issuance of additional shares from time to time in connection with raising additional capital for ongoing operations, stock splits and dividends, and present and future employee benefit programs, among other valid corporate business purposes. Secondarily, the amendment to our certificate of incorporation was enacted for the purpose of enabling the board of directors to issue shares in connection with its plan to grow the Company through one or more strategic acquisitions. While the board of directors is currently seeking acquisition opportunities, there are no definitive asset or business acquisitions pending at this time, and the amendment to our certificate of incorporation was not proposed with the intent that additional shares be utilized in any particular acquisition transaction.

        Supermajority Approval of Certain Actions.    Delaware law permits a company to include provisions in its certificate of incorporation that require a greater vote than the vote otherwise required by law for any corporate action, and our certificate of incorporation will include certain supermajority vote requirements that would not otherwise apply. Under our certificate of incorporation, we may not, without the affirmative vote of the holders of at least 66 2/3% of the Company's voting power, voting as a single class, authorize, adopt or approve any of the following: (i) any merger or consolidation of the Company with or into any other corporation, except for mergers for which no stockholder vote is required under Section 253 of the Delaware General Corporation Law or any successor section; (ii) any sale, lease, transfer, exchange, mortgage, pledge or other disposition to any other corporation, person or entity of all or substantially all of the assets of the Company; (iii) the issuance or transfer by the Company of any voting securities of the Company in exchange or payment for the securities or assets of any other corporation, person or entity if such authorization is otherwise required by law or by any agreement between the Company and any national securities exchange or by any other agreement to which the Company is a party; (iv) any plan or proposal for the liquidation or dissolution of the Company; or (v) any amendment to or deletion of the provision of the certificate of incorporation setting forth the foregoing voting requirements.

        The supermajority voting requirements described above may discourage or deter a person from attempting to obtain control of the Company by making it more difficult to amend these provisions to eliminate their anti-takeover effect or the protections they afford to minority stockholders. The supermajority voting requirement will make it more difficult for a stockholder or stockholder group to put pressure on our board of directors to take the extraordinary corporate transactions described above.

        The supermajority voting provisions also permit a minority of the Company's stockholders to potentially block an attempt by our majority stockholders to take the extraordinary corporate transactions described above. To the extent that any stockholder or stockholder group holds in excess of 33 1/3% of our outstanding shares of common stock following the effective date of the amendments to our certificate of incorporation, such stockholder or group would effectively possess a veto right over such extraordinary corporate transactions.

        Implementation of Staggered Board of Directors.    A staggered board means that only three or four directors (since we have a ten person board of directors) will be up for election at any given annual meeting. This has the effect of delaying the ability of the stockholders to effect a change in control of the board of directors, since it will take two annual meetings to effectively replace at least six directors, which represents the majority of the board of directors. This structural change will affect every election of directors going forward and may have the effect of making it more difficult and take longer to replace one or more directors who are not performing adequately.

        The principal reason for creating a staggered board and adopting the various other protective provisions described herein is to provide the appropriate safeguards to enable our board of directors to act in the best interests of the stockholders in the event of any unsolicited takeover attempt. The protective provisions were not proposed in order to prevent an unsolicited takeover attempt, and the board of directors is not aware of any present unsolicited attempt by any person to acquire control of the Company, obtain representation on the board of directors or take any action that would materially affect the governance of the Company.

MATERIAL UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

        A "non-U.S. holder" means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including, without limitation, if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company" or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        Distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain from the sale of the stock as discussed below under "—Gain on Disposition of Common Stock."

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder), are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied, including completing and providing us with Internal Revenue Service Form W-8ECI. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Any gain realized on the sale or other taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes (a "USRPHC") at any time within the shorter of the five-year period preceding such disposition and the period during which the non-U.S. holder held our common stock.

        An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We believe we are not and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax or exchange of information treaty.

        A non-U.S. holder will be subject to backup withholding (currently at a rate of 28% and scheduled to increase to 31% as of January 1, 2011) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Foreign Account Tax Compliance

        Recently enacted legislation generally imposes a withholding tax of 30% on dividends and the gross proceeds of a disposition of common stock paid to a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding certain United States account holders of such institution (which would include certain account holders that are foreign entities with United States owners). The legislation also generally imposes a withholding tax of 30% on dividend income and the gross proceeds of a disposition of common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with certain certification or information relating to United States ownership of the entity. Under certain circumstances, such foreign persons might be eligible for refunds or credits of such taxes. These rules generally would apply to payments made after December 31, 2012. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of this legislation with respect to an investment in the common stock.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC

Total	9,000,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. If all the common stock is not sold at the public offering price, representatives of the underwriters may change the offering price and other selling terms.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 1,350,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. At any time within 30 days after the date of this prospectus supplement, the underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are         % of the offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $             .

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Each of our officers and directors have agreed not to, directly or indirectly, offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 60 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc and Credit Suisse Securities (USA) LLC. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 60-day period.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

        This prospectus supplement and the accompanying prospectus are being made available in electronic format on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than this prospectus supplement and the accompanying prospectus, in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus, or the registration statement of which the prospectus and this prospectus supplement form a part.

        Credit Suisse AG, Cayman Islands Branch (formerly known as Credit Suisse, Cayman Islands Branch), an affiliate of Credit Suisse Securities (USA) LLC, is the administrative agent, issuing bank and swing-line lender, Credit Suisse Securities (USA) LLC is the lead arranger and bookrunner, Deutsche Bank Securities Inc. is a co-syndication agent, Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, is a co-documentation agent, and affiliates of Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are lenders under our senior secured credit facility. Because some of the net proceeds from this offering will be applied to repay borrowings under our senior secured credit facility, affiliates of Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC will receive a portion of those net proceeds through the repayment of those borrowings.

        The Company has agreed to pay fees to Greenhill & Co., LLC for certain financial advisory services performed prior to this offering. Such fees are composed of a separate, cash transaction fee equal to 0.25% of the gross proceeds of the offering, or $                  . Greenhill is not acting as a member of the underwriting syndicate nor otherwise participating in the sale of any securities in this offering. Greenhill is mentioned in this prospectus solely because the cash transaction fee payable to Greenhill is required by FINRA rules to be included in the calculation of underwriting compensation.

        Some or all of the underwriters and/or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They receive customary fees and commissions for these services.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the shares where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        Each of the underwriters may arrange to sell the shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

    European Economic Area/United Kingdom

        In relation to each Member State of the European Economic Area (the "EEA") that has implemented the Prospectus Directive, as defined below (each, a "Relevant Member State"), an offer to the public of any shares that are the subject of the offering contemplated in this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

        (a)   to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

        (b)   to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

        (c)   by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors," as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

        (d)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Any person making or intending to make any offer within the EEA of the shares that are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, or will authorize, the making of any offer of the shares offered hereby through any financial intermediary, other than offers made by the underwriters that constitute the final offering of the securities contemplated in this prospectus supplement and the accompanying prospectus.

        For the purposes of this provision and the buyer's representation below, the expression an "offer of securities to the public" in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any of the shares that are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus under, the offers contemplated in this prospectus supplement and the accompanying prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

          (a)   it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

          (b)   in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors," as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

    Switzerland

        We have not and will not register with the Swiss Financial Market Supervisory Authority ("FINMA") as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of June 23, 2006, as amended ("CISA"), and accordingly, the shares being offered pursuant to this prospectus supplement and the accompanying prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of November 22, 2006, as amended ("CISO"), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement and the accompanying prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement and the accompanying prospectus may only be used by those qualified investors to whom they have been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than their recipients. They may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus supplement and the accompanying prospectus do not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus supplement and the accompanying prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

    Dubai International Financial Centre

        This prospectus supplemental and the accompanying prospectus relate to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus supplemental and the accompanying prospectus is intended for distribution only to persons of a type specified in those rules. They must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus supplemental and the accompanying prospectus nor taken steps to verify the information set out herein and therein, and has no responsibility for them. The shares that are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplemental and the accompanying prospectus, you should consult an authorised financial adviser.

LEGAL OPINIONS

        Mayer Brown LLP, Chicago, Illinois, will pass upon certain legal matters relating to this offering. Latham & Watkins LLP, Los Angeles, California, will pass upon certain legal matters relating to this offering for the underwriters.

EXPERTS

        The consolidated financial statements of Isle of Capri Casinos Inc. appearing in Isle of Capri Casinos Inc.'s Annual Report (Form 10-K/A) for the year ended April 25, 2010 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon appearing therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Rainbow Casino-Vicksburg Partnership, L.P. (the "Partnership") as of and for the years ended June 30, 2009 and 2008 incorporated in this prospectus supplement by reference to the report on Form 8-K/A of Isle of Capri Casinos, Inc., filed on June 25, 2010, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the presentation of the Partnership's financial statements as described in Note 1 to the financial statements and (ii) the Parent Company's sale of all of its interest in the Partnership on June 8, 2010 as described in Note 8 to the financial statements), which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Isle of Capri Casinos, Inc.

$300,000,000

Debt Securities
Preferred Stock
Common Stock
Rights

We may use this prospectus from time to time to offer debt securities, shares of our preferred stock, shares of our common stock and/or purchase rights for our debt securities, preferred stock and common stock. We will provide specific terms of these securities, and the manner in which these securities will be offered, in supplements to this prospectus. You should carefully read this prospectus and any supplement before you invest.

Our common stock is listed on the Nasdaq Stock Market under the symbol "ISLE."

For a discussion of factors that you should consider before you invest in our securities, see "Risk Factors" on page 1 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

None of the Louisiana Gaming Control Board, the Louisiana Riverboat Gaming Enforcement Division of the Louisiana State Police, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Colorado Department of Revenue Division of Gaming, the Colorado Limited Gaming Control Commission, the Florida Department of Business and Professional Regulation or any other regulatory agency has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is unlawful.

The date of this prospectus is September 3, 2009.

        You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information in this prospectus is accurate as of the date on the front cover. The information we have filed and will file with the SEC that is incorporated by reference into this prospectus is accurate as of the filing date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates and may change again.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $300,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under "Where You Can Find More Information" on page 18 of this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        All statements other than statements of historical facts or current facts included in this prospectus, or incorporated by reference herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations ("cautionary

i

statements") are disclosed under "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended April 26, 2009 and elsewhere in this prospectus and any prospectus supplement, including, without limitation, in conjunction with the forward-looking statements included in this prospectus and any prospectus supplement and any documents that we file in the future with the SEC that are incorporated by reference in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on any of our behalves, are expressly qualified in their entirety by the cautionary statements.

DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS

        We file annual, quarterly and special reports and other information with the SEC. See "Where You Can Find More Information." The following documents are incorporated into this prospectus by reference:

  •
  our Annual Report on Form 10-K for the fiscal year ended April 26, 2009;

  •
  our Current Reports on Form 8-K filed April 29, 2009 and July 6, 2009; and

  •
  all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act") (1) after the date of the filing of the registration statement of which this prospectus is a part and before its effectiveness and (2) until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus.

        You may request a copy of these documents at no cost by writing or calling us at Isle of Capri Casinos, Inc., 600 Emerson Road, Suite 300, Saint Louis, Missouri, 63141, Attention: General Counsel, Phone: (314) 813-9200.

ii

THE COMPANY

        We are a leading developer, owner and operator of branded gaming facilities and related lodging and entertainment facilities in markets throughout the United States and internationally. Our wholly owned subsidiaries own and operate fourteen casino gaming facilities in the United States located in Black Hawk, Colorado; Lake Charles, Louisiana; Lula, Biloxi and Natchez, Mississippi; Kansas City, Caruthersville and Boonville, Missouri; Bettendorf, Davenport, Waterloo and Marquette, Iowa; and Pompano Beach, Florida. Our international gaming interests include a wholly owned casino in Freeport, Grand Bahamas and a two-thirds ownership interest in casinos in Dudley and Wolverhampton, England. Our principal executive office is located at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141. Our telephone number is (314) 813-9200. We maintain an Internet Web site at http://www.theislecorp.com. Information contained on our Web site is not incorporated by reference into this prospectus and you should not consider information contained on our Web site as part of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratios of earnings to fixed charges for the periods indicated.

Fiscal Year Ended
	April 24, 2005	April 30, 2006	April 29, 2007	April 27, 2008	April 26, 2009
Ratio of earnings to fixed charges (1)	1.4x	1.3x	0.8x	0.7x	1.6x

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes and minority interests, plus fixed charges, excluding capitalized interest. Fixed charges consist of interest on indebtedness, including capitalized interest, plus that portion of rental expense that is considered to be interest.

RISK FACTORS

        The applicable prospectus supplement will describe risks relating to our business and risks relating to the securities being sold pursuant to the prospectus supplement. You should carefully consider the risk factors in the accompanying prospectus supplement before deciding to invest in our securities being offered by the applicable prospectus supplement.

USE OF PROCEEDS

        Unless otherwise described in the applicable prospectus supplement, the net proceeds from the sale of the offered securities will be used for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

        The debt securities will be direct obligations of ours, which may be secured or unsecured, and which may be senior or subordinated indebtedness. The debt securities may be fully and unconditionally guaranteed on a secured or unsecured, senior or subordinated basis, jointly and severally by substantially all of our wholly owned domestic subsidiaries. The debt securities will be issued under one or more indentures between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indentures and the debt securities to be issued under the indentures are summaries of certain anticipated provisions of the indentures and are not complete.

        We have previously filed copies of the forms of indentures as exhibits to the registration statement of which this prospectus is part and will file any final indentures and supplemental indentures if we issue debt securities. You should refer to those indentures for the complete terms of the debt securities.

General

        We may issue debt securities that rank "senior," "senior subordinated" or "subordinated." The debt securities that we refer to as "senior securities" will be direct obligations of ours and will rank equally and ratably in right of payment with other indebtedness of ours that is not subordinated. We may issue debt securities that will be subordinated in right of payment to the prior payment in full of senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally and ratably with the senior subordinated notes and any other senior subordinated indebtedness. We refer to these as "senior subordinated securities." We may also issue debt securities that may be subordinated in right of payment to the senior subordinated securities. These would be "subordinated securities." We have filed with the registration statement of which this prospectus is part two separate forms of indenture, one for the senior securities and one for the senior subordinated and subordinated securities.

        We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

        We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series.

        The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

  •
  the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

  •
  the aggregate principal amount of the securities;

  •
  the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities;

  •
  if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

  •
  the stated maturity date;

  •
  any fixed or variable interest rate or rates per annum;

  •
  the place where principal, premium, if any, and interest will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

  •
  the date from which interest may accrue and any interest payment dates;

  •
  any provisions for redemption, including the redemption price and any remarketing arrangements;

  •
  the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus;

  •
  whether we will issue the debt securities in certificated or book-entry form;

  •
  whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

  •
  whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

  •
  the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

  •
  whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment;

  •
  the subordination provisions, if any, relating to the debt securities;

  •
  the provisions relating to any security provided for the debt securities; and

  •
  the provisions relating to any guarantee of the debt securities.

        We may issue debt securities at less than the principal amount payable upon maturity. We refer to these securities as "original issue discount securities." If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

        Except as may be set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

        Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

        Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

        If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

  •
  to the person in whose name the debt security is registered at the close of business on a special record date the applicable trustee will fix; or

  •
  in any other lawful manner, all as the applicable indenture describes.

        You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an "exchange."

        You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "registrar." It will also perform transfers.

        You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

        Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

  •
  to if we merge out of existence or sell our assets, the other company must be a corporation, partnership or other entity organized under the laws of a State or the District of Columbia or under federal law and must agree to be legally responsible for the debt securities; and

  •
  to immediately after the merger, sale of assets or other transaction we are not in default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

Additional restrictions, if any, on our ability to consolidate or merge with another company or to sell substantially all of our assets to another company or to buy substantially all of the assets of another company will be set forth in the applicable prospectus supplement.

Events of Default and Related Matters

        Events of Default.    The term "event of default" means any of the following:

  •
  we do not pay the principal or any premium on a debt security on its due date;

  •
  we do not pay interest on a debt security within 30 days of its due date;

  •
  we default in the performance or breach provisions of the applicable indenture relating to mergers, consolidations and transfers of all or substantially all of our assets;

  •
  we remain in breach of any other term of the applicable indenture for 30 days after we receive a notice of default stating we are in breach;

  •
  we default in the payment of any of our other indebtedness over a specified amount that results in the acceleration of the maturity of the indebtedness or constitutes a default in the payment of the indebtedness at final maturity, but only if the indebtedness is not discharged or the acceleration is not rescinded or annulled;

  •
  a final judgment or order for the payment of money over a specified amount is rendered against us or any of our "significant subsidiaries";

  •
  we or one of our "significant subsidiaries" files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur; or

  •
  any other event of default described in the applicable prospectus supplement occurs.

The term "significant subsidiary" means each of our significant subsidiaries (as defined in Regulation S-X promulgated under the Securities Act of 1933).

        Remedies If an Event of Default Occurs.    If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. We call this a "declaration of acceleration of maturity." If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

        The trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless the default has been cured or waived. The trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series, except a default in the payment of the principal, premium, or interest on any debt security of that series in respect of any debt security of that series, if specified responsible officers of the trustee consider the withholding to be in the interest of the holders.

        Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an "indemnity." If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

        Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

  •
  you must give the trustee written notice that an event of default has occurred and remains uncured;

  •
  the holders of a specified percentage in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

  •
  the trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

        Every year we will furnish to the trustee a written statement by certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Modification of an Indenture

        There are three types of changes we can make to the indentures and the debt securities:

        Changes Requiring Your Approval.    First, there are changes we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

  •
  change the stated maturity of the principal or interest on a debt security;

  •
  reduce any amounts due on a debt security;

  •
  reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

  •
  change the place or currency of payment on a debt security;

  •
  waive a default in the payment of principal of, premium, if any, or interest on the debt security;

  •
  modify the subordination provisions, if any, in a manner that is adverse to you; or

  •
  reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture or to waive compliance with certain provisions of an indenture or to waive certain defaults.

        Changes Requiring a Majority Vote.    The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

        Changes Not Requiring Approval.    The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that:

  •
  cure any ambiguity, defect or inconsistency in the indenture; provided that such amendments do not adversely affect the interests of the holders of the debt securities of the particular series in any material respect; or

  •
  make any change that, in the good faith opinion of our board of directors, does not materially and adversely affect the rights of any holder of the debt securities of the particular series.

        Further Details Concerning Voting.    When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

  •
  For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

  •
  For debt securities whose principal amount is not known, we will use a special rule for that security described in the applicable prospectus supplement. An example is if the principal amount is based on an index.

        Debt securities are not considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. Debt securities are also not eligible to vote if they have been fully defeased as described immediately below under "Discharge, Defeasance and Covenant Defeasance—Full Defeasance."

        A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 25% in principal amount of the outstanding debt securities of such series, in any such case, upon notice given as provided in the indenture.

Discharge, Defeasance and Covenant Defeasance

        Discharge.    We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

        Full Defeasance.    We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you:

  •
  we must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

  •
  we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that we have received from, or there has been published by, the Internal Revenue Service a ruling or, since the date of the applicable indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, you will not recognize income, gain or loss for federal income tax purposes as a result of such full defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such full defeasance had not occurred;

  •
  no default or event of default shall have occurred and be continuing either on the date of such deposit or insofar as events of default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

  •
  such full defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the applicable indenture) to which we or any of our subsidiaries is a party or bound;

  •
  we must deliver to the trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of us or any guarantor between the date of deposit and the 91st day following the deposit and assuming that no holder of the debt security is an "insider" under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

  •
  we must deliver to the trustee an officers' certificate stating that we did not make the deposit with the intent of preferring you over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

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  we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the full defeasance have been satisfied.

        If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

        Covenant Defeasance.    Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions. In order to achieve covenant defeasance, we must do the following:

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  we must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

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  we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that you will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and that you will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

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  no default or event of default shall have occurred and be continuing either on the date of such deposit or insofar as events of default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

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  such covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the applicable indenture) to which we or any of our subsidiaries is a party or bound;

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  we must deliver to the trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of us or any guarantor between the date of deposit and the 91st day following the deposit and assuming that no holder of the debt security is an "insider" under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

  •
  we must deliver to the trustee an officers' certificate stating that we did not make the deposit with the intent of preferring you over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

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  we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the covenant defeasance have been satisfied.

        If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

  •
  any covenants applicable to the series of debt securities and described in the applicable prospectus supplement;

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  any subordination provisions; and

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  certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

        If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

        We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

  •
  the indebtedness ranking senior to the debt securities being offered;

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  the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

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  the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

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  provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Conversion

        We may issue debt securities from time to time that are convertible into our common stock or our other securities or any securities of third parties. If you hold convertible debt securities, you will be permitted at certain times specified in the applicable prospectus supplement to convert your debt securities into our common stock, other securities or securities of third parties for a specified price. We will describe the conversion price (or the method for determining the conversion price) and the other terms applicable to conversion in the applicable prospectus supplement.

Guarantees

        One or more of our subsidiaries, as guarantors, may, jointly and severally, fully and unconditionally guarantee our obligations under the debt securities on an equal and ratable basis, subject to the limitation described in the next paragraph. In addition, any supplemental indenture may require us to cause certain or all domestic entities that become one of our subsidiaries after the date of any supplemental indenture to enter into a supplemental indenture pursuant to which such subsidiary agrees to guarantee our obligations under the debt securities. If we default in payment of the principal, interest or any premium on such debt securities, the guarantors, jointly and severally, will be unconditionally obligated to duly and punctually make such payments.

        Each guarantor's obligations will be limited to the maximum amount that (after giving effect to all other contingent and fixed liabilities of such guarantor any collections from, or payments made by or on behalf of, any other guarantors) will result in the obligations of such guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each guarantor that makes a payment or distribution under its guarantee shall be entitled to contribution from each other guarantor in a pro rata amount based on the net assets of each guarantor.

        Guarantees of senior debt securities (including the payment of principal, interest and any premium on such debt securities) will rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of the guarantor and will rank senior in right of payment to all subordinated indebtedness of such guarantor. Guarantees of subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of the guarantor.

        The prospectus supplement for a particular issue of debt securities will describe the subsidiary guarantors and any additional material terms of the guarantees.

Global Securities

        If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

DESCRIPTION OF PREFERRED STOCK

General

        Subject to limitations prescribed by Delaware law and our certificate of incorporation, our board of directors is authorized to issue, from the authorized but unissued shares of capital stock, preferred stock in series and to establish from time to time the number of shares of preferred stock to be included in the series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each series, and such other subjects or matters as may be fixed by resolution of our board of directors or one of its duly authorized committees. As of the date of this prospectus, we have not issued any shares of preferred stock.

        Reference is made to the prospectus supplement relating to any series of shares of preferred stock being offered in such prospectus supplement for the specific terms of the series, including:

          (1)   the title and stated value of the series of shares of preferred stock;

          (2)   the number of shares of the series of shares of preferred stock offered, the liquidation preference per share and the offering price of such shares of preferred stock;

          (3)   the dividend rate(s), period(s) and/or payment date(s) or the method(s) of calculation for those values relating to the shares of preferred stock of the series;

          (4)   the date from which dividends on shares of preferred stock of the series shall cumulate, if applicable;

          (5)   the procedures for any auction and remarketing, if any, for shares of preferred stock of the series;

          (6)   the provision for a sinking fund, if any, for shares of preferred stock of the series;

          (7)   the provision for redemption, if applicable, of shares of preferred stock of the series;

          (8)   any listing of the series of shares of preferred stock on any securities exchange;

          (9)   the terms and conditions, if applicable, upon which shares of preferred stock of the series will be convertible into shares of common stock, including the conversion price, or manner of calculating the conversion price;

          (10) whether interests in shares of preferred stock of the series will be represented by global securities;

          (11) any other specific terms, preferences, rights, limitations or restrictions of the series of shares of preferred stock;

          (12) a discussion of federal income tax considerations applicable to shares of preferred stock of the series;

          (13) the relative ranking and preferences of shares of preferred stock of the series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

          (14) any limitations on issuance of any series of shares of preferred stock ranking senior to or on a parity with the series of shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

          (15) any limitations on direct or beneficial ownership and restrictions on transfer of shares of preferred stock of the series.

Rank

        Unless otherwise specified in the applicable prospectus supplement, the shares of preferred stock of each series will rank with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs:

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  senior to all classes or series of shares of common stock, and to all equity securities ranking junior to the series of shares of preferred stock;

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  on a parity with all equity securities issued by us the terms of which specifically provide that such equity securities rank on a parity with shares of preferred stock of the series; and

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  junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to shares of preferred stock of the series.

Dividends

        Holders of shares of preferred stock of each series shall be entitled to receive dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. When and if declared by our board of directors, dividends shall be payable out of our assets legally available for payment of dividends. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by our board of directors.

        Dividends on any series of the shares of preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of the shares of preferred stock for which dividends are noncumulative, then the holders of the series of the shares of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on the series are declared payable on any future dividend payment date.

        If shares of preferred stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the shares of preferred stock of any other series ranking, as to dividends, on a parity with or junior to the shares of preferred stock of the series for any period unless full dividends, including cumulative dividends if applicable, for the then current dividend period and any past period, if any, have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment of the dividend set apart for such payment on the shares of preferred stock of the series. When dividends are not paid in full, or a sum sufficient for the full payment is not so set apart, upon the shares of preferred stock of any series and the shares of any other series of shares of preferred stock ranking on a parity as to dividends with the shares of preferred stock of the series, all dividends declared upon shares of preferred stock of the series and any other series of shares of preferred stock ranking on a parity as to dividends with the shares of preferred stock shall be declared pro rata so that the amount of dividends declared per share on the shares of preferred stock of the series and the other series of shares of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of preferred stock of the series and the other series of shares of preferred stock bear to each other. The pro rata amount shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the series of shares of preferred stock does not have a cumulative dividend. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on shares of preferred stock of the series which may be in arrears.

        Except as provided in the immediately preceding paragraph, unless full dividends, including cumulative dividends, if applicable, on the shares of preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment of the dividend set apart for payment for the then current dividend period, and any past period, if any, no dividends shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the shares of common stock or any other capital stock ranking junior to or on a parity with the shares of preferred stock of the series as to dividends or upon liquidation. Additionally, shares ranking junior to or in parity with the series of shares of preferred stock may not be redeemed, purchased or otherwise acquired for any consideration, except by conversion into or exchange for other capital stock ranking junior to the shares of preferred stock of the series as to dividends and upon liquidation. We also may not pay any money or make any money available for a sinking fund for the redemption of junior or parity shares. Notwithstanding the preceding sentences, we may make dividends of shares of common stock or other capital stock ranking junior to the shares of preferred stock of the series of shares of preferred stock, although full dividends may not have been paid or set aside.

        Any dividend payment made on a series of shares of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of the series which remains payable.

Redemption

        If so provided in the applicable prospectus supplement, the shares of preferred stock of a series will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

        The prospectus supplement relating to a series of shares of preferred stock that is subject to mandatory redemption will specify the number of shares of preferred stock of the series that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon, which shall not, if the series of shares of preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods, to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for shares of preferred stock of any series is payable only from the net proceeds of the issuance of shares of capital stock, the terms of the series of shares of preferred stock may provide that, if no such share of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, shares of preferred stock of the series shall automatically and mandatorily be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

        If full dividends on all shares of preferred stock of any series, including cumulative dividends if applicable, have not been or contemporaneously are declared and paid or declared and a sum sufficient for the payment of the dividend set apart for payment for the then current dividend period and any past dividends, if any, we may not redeem shares of preferred stock of any series unless all outstanding shares of preferred stock of the series are simultaneously redeemed. This shall not prevent, however, the purchase or acquisition of shares of preferred stock of the series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of the series, and, unless full dividends, including cumulative dividends if applicable, on all shares of preferred stock of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment of the dividend set apart for payment for the then current dividend period and any past period, if any, we will not purchase or otherwise acquire directly or indirectly any shares of preferred stock of the series, except by conversion into or exchange for shares of capital stock ranking junior to the shares of preferred stock of the series as to dividends and upon liquidation.

        If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of shares of preferred stock of the series in proportion to the number of shares of preferred stock of the series held by such holders with adjustments to avoid redemption of fractional shares or by lot in a manner determined by us.

        Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of shares of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

          (1)   the redemption date;

          (2)   the number of shares and series of the shares of preferred stock to be redeemed;

          (3)   the redemption price;

          (4)   the place or places where certificates for such shares of preferred stock are to be surrendered for payment of the redemption price;

          (5)   that dividends on the shares of preferred stock to be redeemed will cease to accrue on such redemption date; and

          (6)   the date upon which the holder's conversion rights, if any, as to such shares of preferred stock shall terminate.

If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each such holder of the series shall also specify the number of shares of preferred stock to be redeemed from each such holder. If notice of redemption of any shares of preferred stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of preferred stock, and all rights of the holders of such shares of preferred stock will terminate, except the right to receive the redemption price.

Liquidation Preference

        Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any shares of common stock or any other class or series of shares of stock ranking junior to the series of shares of preferred stock in the distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of shares of preferred stock shall be entitled to receive out of our assets legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share, set forth in the applicable prospectus supplement, plus an amount equal to all dividends accrued and unpaid thereon, which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the series of shares of preferred stock does not have a cumulative dividend. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock of the series will have no right or claim to any of our remaining assets.

        In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock of the series and the corresponding amounts payable on all shares of other classes or series of capital stock ranking on a parity with shares of preferred stock of the series in the distribution of assets, then the holders of shares of preferred stock of the series and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

        If liquidating distributions shall have been made in full to all holders of shares of preferred stock of the series, our remaining assets shall be distributed among the holders of any other classes or series of capital stock ranking junior to the shares of preferred stock of the series upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of us with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Voting Rights

        Holders of the shares of preferred stock of each series will not have any voting rights, except as set forth below or in the applicable prospectus supplement or as otherwise required by applicable law. The following is a summary of the voting rights that, unless provided otherwise in the applicable prospectus supplement, will apply to each series of shares of preferred stock.

        If six quarterly dividends, whether or not consecutively payable on the shares of preferred stock of the series or any other series of shares of preferred stock ranking on a parity with the series of shares of preferred stock with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up are in arrears, whether or not earned or declared, the number of directors then constituting our board of directors will be increased by two, and the holders of shares of preferred stock of the series, voting together as a class with the holders of any other series of shares ranking in parity with such shares, will have the right to elect two additional directors to serve on our board of directors at any annual meeting of stockholders or a properly called special meeting of the holders of shares of preferred stock of the series and other shares of preferred stock ranking in parity with such shares and at each subsequent annual meeting of stockholders until all such dividends and dividends for the current quarterly period on the shares of preferred stock of the series and other shares of preferred stock ranking in parity with such shares have been paid or declared and set aside for payment. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all directors so elected will terminate with the termination of such voting rights.

        The approval of two-thirds of the outstanding shares of preferred stock of the series and all other series of shares of preferred stock similarly affected, voting as a single class, is required in order to:

          (1)   amend our certificate of incorporation to affect materially and adversely the rights, preferences or voting power of the holders of the shares of preferred stock of the series or other shares of preferred stock ranking in parity with such shares;

          (2)   enter into a share exchange that affects the shares of preferred stock of the series, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into us, unless in each such case each preferred share of the series remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for shares of preferred stock of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of the series identical to that of a preferred share of the series, except for changes that do not materially and adversely affect the holders of the shares of preferred stock of the series; or

          (3)   authorize, reclassify, create, or increase the authorized amount of any class of shares having rights senior to the shares of preferred stock of the series with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

        However, we may create additional classes of parity shares and other series of shares of preferred stock ranking junior to the series of shares of preferred stock with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up, increase the authorized number of parity shares and junior shares and issue additional series of parity shares and junior shares without the consent of any holder of shares of preferred stock of the series.

        Except as provided above and as required by law, the holders of shares of preferred stock of each series will not be entitled to vote on any merger or consolidation involving us or a sale of all or substantially all of our assets.

Conversion Rights

        The terms and conditions, if any, upon which shares of preferred stock of any series are convertible into shares of common stock will be set forth in the applicable prospectus supplement relating to the series. Such terms will include the number of shares of common stock into which the shares of preferred stock of the series are convertible, the conversion price, or manner of calculation of the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of the shares of preferred stock of the series or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the shares of preferred stock of the series.

Limitation on Share Ownership

        Our certificate of incorporation prohibits any person from becoming the beneficial owner of 5% or more of any class or series of our issued and outstanding capital stock unless such person agrees in writing to (i) provide to the Gaming Authorities (as defined in our certificate of incorporation) information regarding such person, (ii) respond to written or oral questions that may be propounded by any Gaming Authority and (iii) consent to the performance of any background investigation that may be required by any Gaming Authority, including without limitation, an investigation of any criminal record of such person. Subject to the rights of the holders of any of our preferred stock then outstanding, our board of directors may redeem any shares of our preferred stock held by a Disqualified Holder at a price equal to the Fair Market Value of such shares or such other redemption price as required by pertinent state or federal law pursuant to which the redemption is required. A "Disqualified Holder" means any beneficial owner of shares of our capital stock or any of our subsidiaries, whose holding of shares of our capital stock, when taken together with the holder of shares of capital stock by any other beneficial owner may in the judgment of our board of directors, result in (i) the disapproval, modification, or non-renewal of any contract under which we, or any of our subsidiaries has sole or shared authority to manage any gaming operations, or (ii) the loss or non-reinstatement of any license or franchise from any governmental agency held by us or any of our subsidiaries to conduct any portion of its business, which license or franchise is conditioned upon some or all of the holders of our capital stock meeting certain criteria.

DESCRIPTION OF COMMON STOCK

        In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, as amended, and our bylaws relating to our capital stock. You should read our certificate of incorporation and bylaws currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement of which this prospectus is part.

General

        Our certificate of incorporation authorizes the issuance of 45,000,000 shares of common stock, 3,000,000 shares of Class B common stock, $0.01 par value, and 2,000,000 shares of preferred stock, $0.01 par value. As of August 14, 2009, 32,286,855 shares of our common stock were issued and outstanding which excludes 4,327,623 shares held by us in treasury, and no shares of our Class B common stock or our preferred stock were issued or outstanding. All issued and outstanding shares of our common stock are fully paid and non-assessable.

        The rights and privileges of the holders of our common stock are subject to the preferential rights and privileges of the holders of any Class B common stock or preferred stock outstanding.

        Dividend Rights.    Holders of shares of our common stock are entitled to a pro rata share of any dividends declared on the common stock by our board of directors from funds legally available therefor. We have never paid a dividend and do not anticipate paying one in the near future.

        Liquidation Rights.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in all assets remaining after payment in full of liabilities, including the liquidation rights of any of our outstanding preferred stock or Series A junior participating preferred stock.

        Voting Rights.    Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders are not entitled to cumulate votes for the election of directors. Accordingly, the holders of more than 50% of all of the shares outstanding can elect all of the directors. Significant corporate transactions such as amendments to our certificate of incorporation, mergers, sale of assets and dissolution or liquidation require approval by the affirmative vote of a majority of the outstanding shares of our common stock. Other matters to be voted upon by the holders of our common stock require the affirmative vote of a majority of the shares present at the particular stockholders meeting.

        Redemption, Conversion and Sinking Fund Provisions.    There are no redemption, conversion or sinking fund provisions with respect to our common stock.

        Preemptive and Other Subscription Rights.    There are no preemptive or other subscription rights with respect to our common stock.

Limitation on Share Ownership

        Our certificate of incorporation prohibits any person from becoming the beneficial owner of 5% or more of any class or series of our issued and outstanding capital stock unless such person agrees in writing to (i) provide to the Gaming Authorities (as defined in our certificate of incorporation) information regarding such person, (ii) respond to written or oral questions that may be propounded by any Gaming Authority and (iii) consent to the performance of any background investigation that may be required by any Gaming Authority, including without limitation, an investigation of any criminal record of such person. Subject to the rights of the holders of any of our Class B common stock or preferred stock then outstanding, our board of directors may redeem any shares of our capital stock held by a Disqualified Holder at a price equal to the Fair Market Value of such shares or such other redemption price as required by pertinent state or federal law pursuant to which the redemption is required. A "Disqualified Holder" means any beneficial owner of shares of our capital stock or any of our subsidiaries, whose holding of shares of our capital stock, when taken together with the holder of shares of capital stock by any other beneficial owner may in the judgment of our board of directors, result in (i) the disapproval, modification, or non-renewal of any contract under which we, or any of our subsidiaries has sole or shared authority to manage any gaming operations, or (ii) the loss or non-reinstatement of any license or franchise from any governmental agency held by us or any of our subsidiaries to conduct any portion of its business, which license or franchise is conditioned upon some or all of the holders of our capital stock meeting certain criteria.

DESCRIPTION OF RIGHTS

        We may sell the securities offered hereby to investors directly through stockholder purchase rights entitling owners of shares of common stock to subscribe for and purchase shares of common stock, shares of preferred stock or debt securities ("Rights"). If the securities offered hereby are to be sold through Rights, such Rights will be distributed as a dividend to our stockholders for which our stockholders will pay no separate consideration. The prospectus supplement with respect to the Rights offering will set forth the relevant terms of the Rights, including (1) the kind and number of securities which will be offered pursuant to the Rights, (2) the period during which and the price at which the Rights will be exercisable, (3) the number of Rights to be issued, (4) any provisions for changes to or adjustments in the exercise price of the Rights, and (5) any other material terms of the Rights.

PLAN OF DISTRIBUTION

        We may sell the offered securities to one or more underwriters for public offering and sale by them or may sell the offered securities to investors directly or through agents, which agents may be affiliated with us. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to our stockholders and direct placements to third parties. In connection with subscription offerings or the distribution of subscription rights to stockholders, if all the underlying securities offered are not subscribed for, we may sell such unsubscribed securities offered to third parties directly or through agents and, in addition, whether or not all of the underlying securities offered are subscribed for, we may concurrently offer additional securities of the type offered hereby to third parties directly or through agents, which agents may be affiliated with us. Any underwriter or agent involved in the offer and sale of the offered securities will be named in the applicable prospectus supplement.

        The distribution of the offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices related to the prevailing market prices at the time of sale or at negotiated prices, any of which may represent a discount from the prevailing market price. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the offered securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of offered securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agent. Underwriters may sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

        Any underwriting compensation paid by us to underwriters or agents in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward civil liabilities, including liabilities under the Securities Act of 1933. Any such indemnification agreements will be described in the applicable prospectus supplement.

        If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by institutions to purchase offered securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of offered securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except the purchase by an institution of the offered securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and if the offered securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the offered securities less the principal amount of the securities covered by contracts. Some of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

        Certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon by Mayer Brown LLP, Chicago, Illinois.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended April 26, 2009, and the effectiveness of our internal control over financial reporting as of April 26, 2009, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy the reports, statements and other information at the U.S. Securities and Exchange Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the U.S. Securities and Exchange Commission but must pay photocopying fees. Please call the U.S. Securities and Exchange Commission at 1-202-551-8090 for further information on the operation of the public reference rooms. Our U.S. Securities and Exchange Commission filings are also available to the public on the U.S. Securities and Exchange Commission's Internet site (http://www.sec.gov).

You should rely only on the information contained in this prospectus supplement. We have not authorized anyone to provide information different from that contained in this prospectus supplement. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

Isle of Capri Casinos, Inc.

9,000,000 Shares

Common Stock

Deutsche Bank Securities

Credit Suisse

Wells Fargo Securities

Prospectus Supplement

             , 2010